Exhibit 99.2

Shaping Solutions

STATS ChipPAC Ltd.

Annual Report 2005

Corporate Profile
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia.
STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions.
The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production.
STATS ChipPAC is listed on both the Nasdaq National Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this Annual Report 2005 (the “Annual Report”).
Forward-Looking Statements
Certain statements in this Annual Report, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this Annual Report. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; continued success in technological innovations; availability of financing; delays in acquiring or installing new equipment; our substantial level of indebtedness; potential impairment charges; ability to develop and protect our intellectual property; intellectual property rights disputes and litigation; capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings (Private) Limited (Temasek Holdings) that may result in conflicting interests with Temasek Holdings and our affiliates; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; unsuccessful acquisitions and investments in other companies and businesses; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated February 28, 2006. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Global Footprint

Established presence in the world's most strategic semiconductor markets

Icheon, South Korea
587,000ft^2 high-end facility specializes in advanced array packaging such as Flip-Chip, Stacked Die, Chip Scale Packaging and BGA.

Hsin-Chu Hsien, Taiwan
Winstek, subsidiary with 220,000ft^2 facility, provides wafer probe services and final test.

Hsin-Chu Hsien, Taiwan
7,000ft^2 facility specializes in 300mm wafer electroplated solder bump.

Shanghai, China
422,000ft^2 facility provides wafer sort, packaging and test services. Second 500,000ft^2 facility expected to be completed in second half of 2006.
21,000ft^2 test facility in Pudong with class 10K clean room, mixed signal and digital test platforms.
15,000ft^2 operation in Song Jiang District will be focused on 200mm gold bumping and wafer sort services for LCD driver ICs in mid-2006.

Singapore (Corporate Headquarters)
594,000ft^2 facility with state-of-the-art equipment, class 10K clean room. Provides full turnkey services including wafer probe, packaging, final testing and drop shipment.

Kuala Lumpur, Malaysia
488,000ft^2 facility provides high volume packaging and test services for a full range of Mixed-Signal / RF test and Power Discrete devices.

Milpitas and San Diego, CA
34,000ft^2 and 20,000ft^2 respectively, pre-production test houses, provide complete semiconductor test services. Offers new product integration support, final test and other high volume preparatory services.

Manufacturing
R&D
Sales

GLOBAL SCALE, UNRIVALLED POSITIONING

Letter to Shareholders
Dear Fellow Shareholders,
The year 2005 was our first full year as a new company, STATS ChipPAC. It was a year of contrast with a weak market environment in the first half that became much stronger in the second half of the year. Despite this challenging operating environment, we made good progress in integrating our predecessor companies into a stronger company that is now a leading service provider in our industry. We have over 12,500 employees serving our customers from facilities located in Singapore, South Korea, Malaysia, China and Taiwan and from our sales and support offices worldwide.
Our annual revenue was $1,157.3 million in 2005, up 50.5% over $769.1 million in 2004. On a U.S. GAAP basis, we posted a net loss of $26.3 million or $0.13 per diluted ADS in 2005, an improvement compared to a net loss of $467.7 million or $3.27 per diluted ADS in 2004. The net loss of $26.3 million included $59.6 million of special items and merger related charges associated with the merger of STATS and ChipPAC. Special items and merger related charges consisted of $1.0 million of purchase price adjusted tax expense, $1.7 million of debt retirement costs, and $56.9 million of merger related and purchase accounting charges. Without the merger related and purchase accounting charges, we would have been profitable in 2005.
During the year we firmly established a sustainable and more competitive business model. We maintained capital expenditure and operating expense discipline throughout the year and demonstrated our ability to fund our capital investments from internally generated funds. This is a first for our company over an entire year and rare in our industry.
Our customers have responded well to our business model which is anchored on turnkey solutions, leadership in 3D, advanced packaging, mixed signal test and a global footprint including the largest and most established China packaging and test operations.
We successfully built a more balanced and stronger customer base. Our customer concentration has been reduced with our success in growing our business with more customers, and not at the expense of growth with any major customers. With our top customers, we have broad engagements across many business units, and deep engagements in many programs and activities including technology co-developments. The latter is a strong validation of the industry’s recognition of our technology leadership, particularly in 3D integration technologies.

In many ways, 2005 was a foundation building year for STATS ChipPAC.
We have accomplished more than the strengthening of our engagement with existing customers. We have also successfully engaged quality new customers with products like flash memory, graphics processors and chips that drive consumer devices. Most are market leaders in their respective end markets and have meaningful business opportunities for us. We anticipate these new customers to add to our business growth in 2006 and beyond.
We also maintained our dominance in 3D packaging and made significant progress in growing new strategic products such as flip chip, wafer processing, wafer level chip scale packages and mixed signal test. Our volumes in flip chip and wafer level chip scale packages increased almost 100% in 2005.
One important additional service we offered in 2005 is wafer bumping for 300mm wafers. With this increased capability, we are able to offer a total flip-chip solution to our customers. We believe this has led to new flip chip business. More importantly, it has established us as a credible, full service supplier of flip chip which should position us well in the future as this market continues to grow and expand.
Internally, we have made good progress in streamlining our IT systems and infrastructure, strengthening our balance sheet position and harmonizing many of our systems and processes including our compensation system.
In many ways, 2005 was a foundation building year for STATS ChipPAC. We increased penetration at many existing customers and added new customers in Europe, Japan and in markets such as flash memory, graphics and digital consumer. We believe this increased penetration, coupled with our technology leadership in 3D and mixed signal test, and the momentum we have in high growth strategic products position us well for 2006 and beyond.
The overall semiconductor market is expected to have a benign growth year in 2006, with consensus growth of about 8%. Historically, our revenue growth has exceeded the revenue growth of the overall semiconductor market and we expect this trend to continue in 2006.
Moving forward, we will continue with our strategy of capital discipline and profitable growth. We believe we have the financial strength to invest for both the short term and the long term capacity expansion and technology development. We intend to continue our selective investments focus on long-term growth products such as 3D packaging, flip chip, wafer processing, wafer level chip scale packages and mixed signal testing. In addition, we will also be investing in facilities expansion and support R&D centers in China and Taiwan.
Finally, on behalf of the Board of Directors, we would like to thank our shareholders, customers and business associates for the support given during the year. We also want to thank all our dedicated and hardworking employees for their continued support.

Charles Richard Wofford	Tan Lay Koon
Chairman	Director,
President and Chief Executive Officer

Milestones & Highlights in 2005
January 2005
•	Winner of the 2004 Asset Triple A Best High-Yield Bond for Asia for the US$215 million Senior Notes due 2011.
February 2005
•	Redeemed US$125,920,000 Aggregate Principal Amount of the 1.75% Convertible Notes Due 2007.
March 2005
•	Qualified a new strip testing process for mixed signal devices, which enables our customers to migrate from a singulated format and achieve lower test costs.
April 2005
•	Added Package-on-Package (PoP) Solution to our 3D technology portfolio.
May 2005
•	Expanded Flip Chip portfolio with the offering of the 300mm wafer bumping services in Taiwan.
July 2005
•	Offered US$150 Million Aggregate Principal Amount of the 7.5% Senior Notes Due 2010.
•	Announced capacity and technology portfolio expansion in China with the construction of a new 500,000 square feet facility in Shanghai.
August 2005
•	Expanded Flip Chip capacity to support full turnkey offering.
October 2005
•	Introduced Extremely Thin Packaging Solutions with sub 0.5mm profiles to our packaging portfolio.
November 2005
•	Announced plan to set up 200mm gold bumping operation in China for the liquid crystal display driver market.

•	Offered a copper process for integrated passive devices (IPD) which delivers superior performance and miniaturization in radio frequency wireless systems.
December 2005
•	Fourth quarter revenue grew 34% year over year to record quarterly level.

Annual Report to Shareholders
for the Year 2005*
Contents
Management Discussion and Analysis
Financial Statements
Supplementary Information

*	This Annual Report has been prepared by STATS ChipPAC Ltd. (“STATS ChipPAC”) for the purpose of complying with the laws of Singapore. The financial information in this Annual Report is derived (unless otherwise indicated) from the consolidated financial statements of STATS ChipPAC which are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and included in this Annual Report. The Company’s complete Year 2005 annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission (“SEC”) on February 28, 2006, is available on STATS ChipPAC’s website at www.statschippac.com.

All amounts are expressed in United States dollars unless otherwise indicated.

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Management Discussion and Analysis
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in our annual report on Form 20-F filed with the SEC and elsewhere in this Annual Report. Since the beginning of financial year 2005, we employed financial year reporting periods that end on the Sunday nearest to December 31. Our financial year 2005 ended on December 25, 2005, the Sunday nearest to December 31, 2005, while our prior financial years ended on December 31. For ease of presentation, our financial year 2005 has been presented as ending on December 31, 2005. Our consolidated financial statements are reported in United States dollars and have been prepared in accordance with U.S. GAAP.
Overview
     We are a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets. Our services include:
•	Packaging services: providing leaded, power and array packages to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution, integrated passive device and wafer bumping services for flip-chip and wafer level chip-scale packages. As part of customer support on packaging services, we also offer package design, electrical, mechanical and thermal simulation, measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing, on a diverse selection of test platforms, covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.
     We have a leadership position in providing advanced packages, such as stacked die, system-in-package and flip-chip, as well as ball grid array packages and wafer level chip scale packages. We are a leader in high-volume assembly, test and distribution of discrete and analog power packages.
     We are also a leader in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications applications. We have strong expertise in testing a wide range of high-performance digital devices.

     We have been successful in attracting new customers with our packaging and test capabilities and then expanding our relationship with such customers to provide full turnkey solutions tailored to their needs. Our merger with ChipPAC, which significantly broadened our capabilities in both packaging and test services, enabled us to take advantage of the customer bases of the formerly separate businesses in order to promote and sell the products and services to an enlarged customer base of the combined company.
     We are headquartered in Singapore and our manufacturing facilities are strategically located in Singapore, South Korea, China, Malaysia and Taiwan. We also have test pre-production facilities in the United States. We market our services through our direct sales force located across the globe in the United States, Singapore, South Korea, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.

Results of Operations and Selected Data
     The following table sets forth the results of operations and data as a percentage of net revenues for the periods indicated:

	Year Ended December 31,
	2003		2004		2005
	(In thousands, except ratios)
		% of net		% of net		% of net
		revenues		revenues		revenues
Net revenues	$380,691	100.0	$769,121	100.0	$1,157,253	100.0
Cost of revenues	(328,014)	(86.2)	(643,540)	(83.7)	(968,023)	(83.6)

Gross profit	52,677	13.8	125,581	16.3	189,230	16.4

Operating expenses:
Selling, general and administrative	36,475	9.6	84,965	11.0	135,771	11.7
Research and development	15,295	4.0	17,637	2.3	26,071	2.3
Restructuring charges	—	—	—	—	830	0.1
Goodwill impairment	—	—	453,000	58.9	—	—
Other general expenses (income), net	374	0.1	(464)	(0.0)	(20)	(0.0)

Total operating expenses	52,144	13.7	555,138	72.2	162,652	14.1

Operating income (loss)	533	0.1	(429,557)	(55.9)	26,578	2.3
Total other income (expense), net	(5)	(0.0)	(26,444)	(3.4)	(36,760)	(3.2)

Income (loss) before income taxes	528	0.1	(456,001)	(59.3)	(10,182)	(0.9)
Income tax expense	(705)	(0.1)	(7,894)	(1.0)	(9,689)	(0.8)

Income (loss) before minority interest	(177)	(0.0)	(463,895)	(60.3)	(19,871)	(1.7)
Minority interest	(1,539)	(0.4)	(3,828)	(0.5)	(6,440)	(0.6)

Net income (loss)	$(1,716)	(0.4)	$(467,723)	(60.8)	$(26,311)	(2.3)

     The following table describes the composition of net revenues and selected data for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
Net revenues by product line:
Packaging — array	20.6%	40.6%	50.2%
Packaging — leaded	26.9	20.9	22.0
Test and other services	52.5	38.5	27.8

Total	100.0%	100.0%	100.0%

Net revenues by end user market:
Communications	58.3%	60.1%	55.2%
Personal computers	29.9	22.8	21.5
Consumer, multi-applications and others	11.8	17.1	23.3

Total	100.0%	100.0%	100.0%

Net revenues by region:
United States of America	81.3%	77.2%	76.5%
Europe	4.7	4.6	2.3
Asia	14.0	18.2	21.2

Total	100.0%	100.0%	100.0%

Number of testers	394	874	932
Number of wirebonders	952	3,061	3,532

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Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Net Revenues
     Net revenues were $1,157.3 million in 2005, an increase of 50.5% compared to $769.1 million in 2004. The increase was primarily due to our acquisition of ChipPAC (ChipPAC’s results of operations were consolidated from August 5, 2004) and a return to growth in the semiconductor industry coupled with a trend towards increased outsourcing of test and packaging. Following our merger, revenue attributable to ChipPAC’s operations has had a relatively larger impact on our packaging revenue than on our test revenue.
     Our packaging revenue in 2005 increased 76.7% to $835.3 million compared to 2004. Unit volumes of our total packaging increased 76.4% in 2005 compared to 2004, and contributed to an increase of $426.4 million in revenue. Average selling prices for our services have generally declined over product life cycles. Average selling prices per pin for packaging services in 2005 decreased 7.2%, compared to 2004, primarily due to changes in product mix, and contributed to a decrease of $63.9 million in revenue. We experienced increased demand for our 3-D packaging, FBGA and PBGA packaging in 2005. Test revenue in 2005 increased 8.9% to $322.0 million compared to 2004. Our increase in test revenue from our acquisition of ChipPAC was partially offset by declining average selling prices.
     In 2005, revenue from the communications market decreased by 4.9% over 2004, and contributed 55.2% of our net revenues in 2005 compared to 60.1% of our net revenues in 2004. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue from consumer, multi-applications and other markets increased 6.2% over 2004 and contributed 23.3% of our net revenues in 2005. Revenue from the personal computers market decreased 1.3% over 2004 and contributed 21.5% of our net revenues in 2005. We expect to continue to be dependent on the communications, consumer and multi-applications, and personal computers markets for substantially all of our net revenues.
Gross Profit
     Gross profit in 2005 was $189.2 million, an increase of $63.6 million compared to $125.6 million in 2004. Gross margin as a percentage of net revenues was 16.4% in 2005 compared to 16.3% in 2004. In 2005, gross profit improved primarily as a result of higher equipment utilization, depreciation savings from the change in equipment useful lives and continued cost control measures, including a reduction in workforce, partially offset by lower overall average selling prices, changes in product mix and an increase in cost of materials. Overall equipment utilization was approximately 72% in 2005 compared to 69% in 2004. We continued to experience pressure to reduce average selling prices in 2005. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We also experienced continued higher cost as a result of external global economic factors such as higher gold prices, higher oil prices, and the adverse effect of the strengthening of the Singapore dollar, South Korean Won and Japanese yen against the U.S. dollar in 2005 when compared to 2004.
Selling, General and Administrative
     Selling, general and administrative expenses were $135.8 million in 2005, an increase of 59.8% compared to $85.0 million in 2004. As a percentage of net revenues, selling, general and administrative expenses were 11.7% in 2005, compared to 11.0% in 2004. The increase in selling, general and administrative expenses in 2005 was primarily due to the higher headcount resulting from our merger with ChipPAC, the inclusion of merger and integration expenses, and ChipPAC expenses which amounted to $84.3 million. The merger and integration expenses and ChipPAC expenses in 2005 included the amortization of the intangible assets which amounted to $38.1 million and stock-based compensation expenses of $0.7 million mainly resulting from the expensing of the unearned compensation on unvested options recorded in the ChipPAC acquisition. The increase was partially offset by continued measures to control costs and manage discretionary expenses in 2005.
Research and Development
     Research and development expenses in 2005 were $26.1 million compared to $17.6 million in 2004, an increase of $8.5 million. Research and development expenses had increased primarily due to the inclusion of ChipPAC expenses which amounted to $13.9 million, inclusive of the amortization of the acquired intangible assets which amounted to $2.4 million in 2005. However, these expenses were partially offset by depreciation savings from the change in equipment useful lives and continued measures to control costs and manage discretionary expense.
Restructuring Charges
     During the quarter ended March 31, 2005, certain restructuring plans were executed to realign our organization and reduce operating costs to better align our expenses with revenues. We had a total reduction in workforce of 88 employees related to the restructuring. Severance and related charges of $0.8 million were expensed in 2005. There were no restructuring charges incurred in 2004.
Goodwill Impairment
     As required by U.S. GAAP, we performed our annual test for impairment in 2005, and determined that the fair value of the reporting units exceeded their carrying value, and therefore goodwill was not impaired. In 2004, we impaired $453.0 million of goodwill related to our acquisition of ChipPAC. We will continue to perform a test for goodwill impairment at least annually as required by U.S. GAAP.
Net Interest Income (Expense)
     Net interest expense was $36.2 million in 2005 compared to $24.4 million in 2004. Net interest expense consisted of interest income of $6.4 million and interest expense of $42.6 million in 2005 and interest income of $4.4 million and interest expense of $28.8 million in 2004. The increase in interest income in 2005 was primarily due to an increase of the marketable securities held by us. The increase in interest expense was primarily due to interest on debts assumed as a result of our merger with ChipPAC, and our accrued interest on the $215.0 million 6.75% senior notes due 2011 issued in November 2004, the $150.0 million 7.5% senior notes due 2010 issued in July 2005, an increase in foreign loans of $19.7 million in South Korea and $4.6 million in Taiwan, and the $99.0 million short-term debts which was borrowed and repaid in 2005. The increase was partially offset by the reduction in interest expense as a result of our redemption and repurchase of $168.5 million (out of $200.0 million) aggregate principal amount of our 1.75% convertible notes due 2007 and repayment of certain long-term debts in South Korea and Taiwan, respectively. Total outstanding interest-bearing debt was $821.7 million and $834.8 million as of December 31, 2005 and 2004, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange gain was $0.5 million in 2005, compared to net foreign currency exchange loss of $1.1 million in 2004. These non-cash losses and gains were primarily due to the fluctuations between the exchange rate of the United States dollar and the Singapore dollar, the South Korean Won and the Japanese yen.

Other Non-Operating Income (Expense)
     Other non-operating expense, net was $1.1 million in 2005 compared to $0.9 million in 2004. The increase was primarily due to write-off of capitalized debt issuance cost of $1.7 million from the repurchase and redemption of our 1.75% convertible notes due 2007 in 2005.
Income Taxes
     We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. We have a mix of tax rates across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the United States of America. Our consolidated income taxes were $9.7 million in 2005 compared to $7.9 million in 2004.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Net Revenues
     Net revenues were $769.1 million in 2004, an increase of 102.0% compared to $380.7 million in 2003. The increase was mainly from ChipPAC’s operations which were consolidated from August 5, 2004 and an increase in unit shipments. Following our merger, revenue attributable to ChipPAC’s operations has had a relatively larger impact on our packaging revenues than on our test revenues.
     Our packaging revenue in 2004 increased 161.6% to $472.8 million compared to 2003. Unit volumes of our total packaging increased 244.9% in 2004 compared to 2003, and contributed to an increase of $267.2 million in our net revenues. Average selling prices for our services have generally declined over product life cycles. Average selling prices per pin for packaging services in 2004 increased 5.3% compared to 2003, primarily due to changes in product mix and contributed to an increase of $24.9 million in our net revenues. Test revenue in 2004 increased 47.9% to $295.7 million compared to 2003.
     In 2004, revenues from the communications market increased 108.2% over 2003, and contributed 60.1% of our net revenues in 2004 compared to 58.3% of our net revenues in 2003. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue from the personal computers market increased 53.8% over 2003 and contributed 22.7% of our net revenues in 2004. We expect to continue to be dependent on the communications and personal computers markets for substantially all of our revenues.
Gross Profit
     Gross profit in 2004 was $125.6 million, an increase of $72.9 million compared to $52.7 million in 2003. Gross margin as a percentage of net revenues was 16.3% in 2004 compared to 13.8% in 2003. In 2004, gross profit improved primarily as a result of higher equipment utilization, depreciation savings from the change in equipment useful lives and continued cost control measures. Overall equipment utilization was approximately 69% in 2004 compared to 66% in 2003. We continued to experience pressure to reduce average selling prices in 2004. We also experienced continued higher cost as a result of external global economic factors such as higher gold prices, higher oil prices, and the adverse effect of the strengthening of the Singapore dollar, South Korean Won and Japanese yen against the U.S. dollar in 2004 when compared to 2003.

Selling, General and Administrative
     Selling, general and administrative expenses were $85.0 million in 2004 compared to $36.5 million in 2003, an increase of 132.9% compared to 2003. As a percentage of net revenues, selling, general and administrative expenses were 11.0% in 2004, compared to 9.6% in 2003. The increase in selling, general and administrative expenses was primarily due to the inclusion of merger and integration expenses and ChipPAC expenses which amounted to $41.2 million in 2004, inclusive of the amortization of the intangible assets which amounted to $21.1 million and stock-based compensation expenses of $0.7 million mainly resulting from the expensing of the unearned compensation on unvested options recorded in the ChipPAC acquisition. Continued measures to control costs and manage discretionary expenses in 2004, were partially offset by the additional headcount employed in 2004.
Research and Development
     Research and development expenses in 2004 were $17.6 million compared to $15.3 million in 2003, an increase of $2.3 million. Research and development expenses had increased primarily due to the inclusion of ChipPAC expenses which amounted to $6.1 million, inclusive of the amortization of the acquired intangible assets which amounted to $1.3 million in 2004. However, expenses were partially offset by a reduction in expenses due to higher government grant income, depreciation savings from the change in equipment useful lives and continued cost control.
Goodwill Impairment
     As required by U.S. GAAP, we performed our annual valuation of goodwill. Based on the valuation, we took a special, non-cash charge of $453.0 million in our operating results in 2004. This charge does not affect operating results of prior periods and will have no future cash impact. The goodwill arose from the purchase accounting for the acquisition of ChipPAC. The majority of the purchase price was derived from share values near the announcement date as required by U.S. GAAP and resulted in $974.4 million of goodwill. There was no goodwill impairment in 2003.
Net Interest Income (Expense)
     Net interest expense was $24.4 million in 2004 compared to $9.2 million in 2003. Net interest expense consisted of interest income of $4.4 million and interest expense of $28.8 million in 2004 and interest income of $4.8 million and interest expense of $14.0 million in 2003. The decrease in interest income in 2004 was primarily due to lower yields on the marketable debt held by us. The increase in interest expense was primarily due to interest on debts assumed as a result of our merger with ChipPAC and our accrued interest on the $215.0 million 6.75% senior notes due 2011. Total outstanding interest-bearing debt was $834.8 million and $371.7 million as of December 31, 2004 and 2003, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange loss was $1.1 million in 2004, compared to net foreign currency exchange gain of $1.6 million in 2003. These non-cash losses and gains were primarily due to the fluctuations between the exchange rate of the United States dollar and the Singapore dollar, the South Korean Won and the Japanese yen.
Income Taxes
     We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. We have a mix of tax rates across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the United States of America. Our consolidated income taxes were $7.9 million in 2004 compared to $0.7 million in 2003.

Liquidity and Capital Resources
     Our principal source of liquidity consists of cash, cash equivalents and marketable securities, which amounted to $260.2 million as of December 31, 2005. We also have available lines of credit and banking facilities consisting of loans, letter of credits and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of $309.8 million, of which $124.3 million was utilized as of December 31, 2005. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity and to replace packaging and testing equipment from time-to-time. We expect this to be approximately $300.0 million in 2006, as our capital expenditure spending continues to be targeted at demand that we see from our customers and the expansion of our facilities in China. We spent $277.7 million on capital expenditures in 2005, compared to $270.8 million in 2004.
     We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, as well as capital lease and debt service repayment obligations for 2006. If our capital expenditure requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.
     The Companies (Amendment) Act 2005 of Singapore (Companies Amendment Act), which became effective on January 30, 2006, introduced key amendments to the Companies Act, Chapter 50 of Singapore (Companies Act). As a result of these amendments, a Singapore company can now repurchase shares out of capital, as well as from distributable profits and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being cancelled. In light of these amendments, we are considering implementing a share repurchase program and amending our employee share plans to, among other things, allow us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new ordinary shares) to eligible plan participants. If our Board of Directors determines that it would be in the best interest of our Company and our shareholders to adopt a share repurchase program, we expect to seek shareholders’ approval to adopt a share repurchase program within specified mandates relating to maximum repurchase price and volume and timing and manner of repurchases at our next annual general meeting of shareholders to be held in April 2006. Any such repurchases would be made in compliance with Rule 10b-18 under the Securities and Exchange Act of 1934, as amended (Exchange Act). We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance our repurchase of our ordinary shares.

Total Borrowings
     As of December 31, 2005, our total debt outstanding consisted of $821.7 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $31.5 million of 1.75% convertible notes due 2007, $115.0 million of zero coupon convertible notes due 2008, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008, and other long-term and short-term borrowings.
     On January 14, 2005, we repurchased an additional $26.1 million aggregate principal amount of our 1.75% convertible notes due 2007 with our existing cash on hand. On March 18, 2005, we redeemed $125.9 million aggregate principal amount of our 1.75% convertible notes due 2007 pursuant to demands for redemption from note holders in accordance with the indenture governing our 1.75% convertible notes due 2007. We paid a total amount of $138.6 million (excluding interest) in respect of the redeemed convertible notes. We financed the redemption from cash and short-term borrowings.
     On March 17, 2005, we drew down a total of $99.0 million under our lines of credit with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. to pay part of the purchase price for the redemption of our 1.75% convertible notes due 2007 described above. On July 20, 2005, we repaid the Oversea-Chinese Banking Corporation Limited and Bank of America N.A. facilities with a portion of the net proceeds from the offering of the 7.5% senior notes due 2010 described below.
     On April 18, 2005, our registration statement for our exchange offer relating to our 6.75% senior notes due 2011 was declared effective by the SEC. Pursuant to the exchange offer, we accepted tenders to exchange $213.9 million aggregate principal amount of our 6.75% senior notes due 2011 that were registered for a like principal amount of our then outstanding unregistered 6.75% senior notes due 2011.
     On July 19, 2005, we offered $150.0 million of 7.5% senior notes due 2010 in a private placement. We received approximately $146.7 million after deducting debt issuance costs. A portion of the net proceeds were used to repay the $99.0 million outstanding with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. In September 2005, we filed an exchange offer registration statement with the SEC. Pursuant to the exchange offer, we accepted tenders to exchange all $150.0 million aggregate principal amount of our 7.5% senior notes due 2010 that were registered for a like principal amount of our then outstanding unregistered 7.5% senior notes due 2010.

Cash Flow Information

	Year Ended December 31,
	2003	2004	2005
	(In thousands)
Net cash provided by operating activities	$82,548	$136,617	$270,729
Net cash used in investing activities	(174,270)	(264,824)	(262,993)
Net cash provided by (used in) financing activities	234,674	41,128	(9,423)
Cash Flows From Operating Activities
     In 2005, cash provided by operations was $270.7 million compared to $136.6 million in 2004. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, loss from repurchase and redemption of our 1.75% convertible notes due 2007, deferred income taxes, foreign currency exchange loss or gain, minority interest and by changes in assets and liabilities, accretion of discount (premium) on certain of our outstanding notes, amortization of debt issuance cost, impairment of goodwill, loss (gain) from sale of assets, deferred income taxes, foreign currency exchange loss (gain), minority interest, and by changes in assets and liabilities. In 2005, non-cash related items included $281.9 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $7.4 million from the accretion of discount, $1.7 million from loss on repurchase and redemption of the 1.75% convertible notes due 2007, $9.4 million from the deferred taxes and $6.4 million from the minority interest in income of our subsidiary. Working capital uses of cash included increases in accounts receivable, amounts due from affiliates, inventories and decreases in amount due to affiliates. Working capital source of cash included decreases in other receivables, prepaid expenses and other assets and increases in accounts payable, accrued operating expenses and other payables.
     In 2004, cash provided by operations was $136.6 million compared to $82.5 million in 2003. Cash provided and used by operations is calculated by adjusting our net income (loss) by non-cash related items such as depreciation and amortization, accretion of discount (premium) on certain of our outstanding notes, amortization of debt issuance cost, impairment of goodwill, loss (gain) from sale of assets, deferred income taxes, foreign currency exchange loss (gain), minority interest and by changes in assets and liabilities. In 2004, non-cash related items included $453.0 million of goodwill impairment charges, $216.3 million related to depreciation and amortization, $11.4 million from the accretion of discount and premium, $0.1 million from gain on sale of assets, $15.0 million from the deferred taxes and $3.8 million from the minority interest in income of our subsidiary. Working capital uses of cash included increases in inventories, other receivables, prepaid expenses and other assets and decreases in accounts payable, accrued operating expenses and other payables. Working capital source of cash included decrease in accounts receivable and amounts due from affiliates.

Cash Flows From Investing Activities
     In 2005, cash used in investing activities was $263.0 million compared to $264.8 million in 2004. The primary usage of cash in investing activities was related to the acquisition of property and equipment of $245.8 million in 2005 and $287.6 million in 2004. We experienced a decrease in capital expenditure in 2005 as we focused on extracting better utilization from our existing equipment and benefited from our ability to redeploy assets across the various geographic operating locations to maximize utilization. In 2005, we acquired $4.9 million of software and licenses. In 2005 and 2004, we invested in marketable securities which amounted to $32.0 million and $160.9 million, respectively, and received proceeds from the sale or maturity of our marketable securities of $16.5 million and $177.2 million, respectively.
     In 2004, cash used in investing activities was $264.8 million compared to $174.3 million in 2003. The primary usage of cash in investing activities was related to the acquisition of property and equipment of $287.6 million in 2004 and $209.3 million in 2003. The increase in capital expenditure is directly related to our increase in revenues and forecasted demand from customers. In 2004 and 2003, we invested in marketable securities which amounted to $160.9 million and $43.9 million, respectively, and received proceeds from the sale or maturity of our marketable securities of $177.2 million and $83.3 million, respectively. In 2004, we recorded $7.2 million of net cash acquired in the merger with ChipPAC.
Cash Flows From Financing Activities
     In 2005, cash used in financing activities was $9.4 million compared to cash provided by financing activities of $41.1 million in 2004. In 2005, $188.1 million was borrowed and $180.9 million was repaid on our borrowings and debts, compared to $107.6 million and $81.0 million, respectively, in 2004. In 2005, we repurchased $26.1 million and redeemed $125.9 million aggregate principal of our 1.75% convertible notes due 2007 at an aggregate consideration of $167.3 million. In 2005, $146.5 million, net of expenses, was provided from the issuance of $150.0 million of 7.5% senior notes due 2010 compared to the net proceeds of $210.5 million from the issuance of $215.0 million of 6.75% of senior notes due 2011. In addition, $11.7 million and $7.2 million of capital lease payments were made in 2005 and 2004, respectively. In 2005 and 2004, $13.5 million and $2.0 million, respectively, were provided by the issuance of new shares through the employee share option scheme and the employee share purchase plan.
     In 2004, cash provided by financing activities was $41.1 million compared to cash provided by financing activities of $234.7 million in 2003. In 2004, $107.6 million was borrowed and $81.0 million was repaid on our borrowings and debts as compared to $49.8 million and $47.1 million, respectively, in 2003. In 2004, we raised $210.5 million from the issue of our 6.75% senior notes due 2011, net of expenses, and repurchased the $165.0 million face value 12.75% ChipPAC senior notes at an aggregate consideration of $175.5 million and repurchased $16.5 million aggregate principal of our 1.75% convertible notes at an aggregate consideration of $18.1 million. In 2003, we raised $112.3 million from the issue of a $115.0 million zero coupon notes due 2008, net of expenses. In addition, $7.2 million and $12.9 million of capital lease payments were made in 2004 and 2003, respectively. In 2004 and 2003, $2.0 million and $117.5 million, respectively, were provided by the issuance of new shares.

Off-Balance Sheet Arrangements
     Other than the guarantee provided on our 2.5% convertible subordinated notes due 2008, 6.75% senior notes due 2011 and 7.5% senior notes due 2010, and the tax guarantee to the South Korean Tax Authorities as discussed in our annual report on Form 20-F filed with the SEC, we have no performance guarantees. We also have no investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, purchase obligations and contingent payments to Cirrus Logic, Inc. assumed in the merger with ChipPAC, with respect to the purchase of test assets. Our total off-balance sheet obligations were approximately $406.7 million as of December 31, 2005.
Contractual Obligations
     Our total commitments on our loans, capital lease, operating leases, and other agreements as of December 31, 2005, were as follows:

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(In thousands)
On balance sheet commitments:
1.75% convertible notes due 2007(1)	$—	$35,589	$—	$—	$35,589
Zero coupon convertible notes due 2008(1)(2)	—	125,874	—	—	125,874
2.5% convertible subordinated notes due 2008	—	150,000	—	—	150,000
8% convertible subordinated notes due 2011	—	—	—	50,000	50,000
6.75% senior notes due 2011	—	—	—	215,000	215,000
7.50% senior notes due 2010	—	—	150,000	—	150,000
Capital lease obligations	7,091	3,680	—	—	10,771
Long-term loans	18,651	41,041	7,921	—	67,613
Short-term loans	16,891	—	—	—	16,891

Total on balance sheet commitments	$42,633	$356,184	$157,921	$265,000	$821,738

Off balance sheet commitments:
Operating leases	$13,795	$19,878	$17,156	$61,819	$112,648
Royalty/licensing agreements	4,640	9,282	9,282	—	23,204
Contingent payments to Cirrus	875	750	—	—	1,625
Purchase obligations:
— Capital commitments	147,373	—	—	—	147,373
— Inventory purchase commitments	121,822	—	—	—	121,822

Total off balance sheet commitments	288,505	29,910	26,438	61,819	406,672

Total commitments	$331,138	$386,094	$184,359	$326,819	$1,288,410

(1)	On maturity of the 1.75% convertible notes due 2007 and zero coupon convertible notes due 2008, we are required to pay the note holders 117.665% and 123.4% of the principal amounts, respectively.

(2)	Holders of our zero coupon convertible notes due 2008 have the right to require us to repurchase all or a portion of their convertible notes on November 7, 2007.

Market Risks
     We are exposed to financial market risks, including changes in currency exchange rates and interest rates. To mitigate the currency exchange risks, a substantial majority of our revenue, material and equipment supplies are transacted in U.S. dollars. We may employ derivative instruments such as forward foreign currency swaps, foreign currency contracts and options and interest rate swaps to manage our foreign exchange and interest rate exposures. These instruments are generally used to reduce or eliminate the financial risks associated with our assets and liabilities and not for trading purposes.
Investment and Interest Rates
     Our exposure to market risk associated with changes in interest rates primarily relates to our investment portfolio and debt obligations. We place our investments in time deposits and marketable securities. We mitigate default risk by investing in marketable securities that are of at least an “A” rating, as assigned by an internationally recognized credit rating organization, and major Singapore banks and government-linked companies. We have no material cash flow exposure due to rate changes for cash equivalents and short-term investments. The fair value of fixed rate debts will vary as interest rates change. The fair value of convertible notes is also impacted by the market price of our ordinary shares or ADSs. As of December 31, 2005, our long-term debt obligations for the $31.5 million and $115.0 million senior unsecured and unsubordinated convertible notes due March 18, 2007 and November 7, 2008, respectively, the $50.0 million and $150.0 million subordinated convertible notes due June 15, 2011 and June 1, 2008, respectively, and the $215.0 million and $150.0 million senior notes due November 15, 2011 and July 19, 2010, respectively, bear fixed interest rate. The convertible notes due March 18, 2007 bear interest at a rate of 1.75% per annum and have a yield to maturity of 4.91%. The convertible notes due November 7, 2008 have a yield to maturity of 4.25%. The subordinated convertible notes due 2011 and 2008, and senior notes due 2011 and 2010 bear interest of 8.0%, 2.5%, 6.75% and 7.5% per annum, respectively.
Currency Exchange Rates
     A portion of our costs is denominated in foreign currencies, like the Singapore dollar, the Malaysian Ringgit, the South Korean Won, the Chinese Renminbi, the New Taiwan dollar and the Japanese yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We have entered into foreign currency contracts to mitigate financial risks associated with payroll costs, materials costs and other costs denominated in Singapore dollars, South Korean Won and Malaysia Ringgit to benefit from our expectations of future exchange rate fluctuations.
     Based on our overall currency rate exposure, we have adopted a foreign currency hedging policy for committed or forecasted currency exposures. As of December 31, 2005, we have a series of foreign currency forward contracts with total contract value of approximately $68.0 million, to hedge against fluctuation in Singapore dollars, South Korean Won and Malaysia Ringgit. We may utilize foreign currency swaps as well as foreign exchange forward contracts and options. These programs reduce, but do not always entirely eliminate the impact of currency exchange movements. The goal of the hedging policy is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable. However, we cannot assure you that any hedging policy we implement will be effective and we may experience reduced operating margins if any such policies are unsuccessful.

Limitations
     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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STATS CHIPPAC LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
STATS ChipPAC Ltd.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive loss, of shareholders’ equity and of cash flows, present fairly, in all material respects, the financial position of STATS ChipPAC Ltd. and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
PricewaterhouseCoopers
Singapore
February 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
ST Assembly Test Services Ltd:
We have audited the accompanying consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows of ST Assembly Test Services Ltd and subsidiaries for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of ST Assembly Test Services Ltd and subsidiaries for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.
KPMG
Singapore
February 6, 2004

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31
In thousands of U.S. Dollars (except per share data)

	Note	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	3	$227,509	$224,720
Short-term marketable securities	4	2,060	17,648
Accounts receivable, net	5	149,650	240,990
Amounts due from affiliates	2	2,623	6,810
Other receivables	6	16,813	11,336
Inventories	7	54,690	79,483
Prepaid expenses and other current assets	8	38,836	26,727

Total current assets		492,181	607,714
Long-term marketable securities	4	18,121	17,803
Property, plant and equipment, net	9	1,035,803	1,107,031
Intangible assets	10	125,830	72,780
Goodwill	11	523,598	522,625
Prepaid expenses and other non-current assets	8	76,169	65,429

Total assets		$2,271,702	$2,393,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payable		$68,573	$136,058
Payables related to property, plant and equipment purchases		51,638	79,425
Accrued operating expenses	13	63,899	96,932
Income taxes payable		2,038	2,235
Short-term borrowings	15	19,874	16,891
Amounts due to affiliates	2	137	62
Current obligations under capital leases	16	7,587	7,091
Current installments of long-term debts	17	154,407	18,651

Total current liabilities		368,153	357,345
Obligations under capital leases, excluding current installments	16	10,771	3,680
Long-term debts, excluding current installments	17	642,175	775,425
Other non-current liabilities	19	50,362	66,611

Total liabilities		1,071,461	1,203,061
Minority interest		40,891	48,669
Share capital:
Ordinary shares — par value S$0.25, Authorized 3,200,000,000 shares Issued ordinary shares — 1,944,330,450 in 2004 and 1,976,292,025 in 2005	20	298,233	303,052
Additional paid-in capital	21	1,507,612	1,517,118
Accumulated other comprehensive loss	22	(2,860)	(8,572)
Accumulated deficit		(643,635)	(669,946)

Total shareholders’ equity		1,159,350	1,141,652

Commitments and contingencies	24

Total liabilities and shareholders’ equity		$2,271,702	$2,393,382

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
In thousands of U.S. Dollars (except per share data)

	Note	2003	2004	2005
Net revenues		$380,691	$769,121	$1,157,253
Cost of revenues		(328,014)	(643,540)	(968,023)

Gross profit		52,677	125,581	189,230

Operating expenses:
Selling, general and administrative		36,475	84,965	135,771
Research and development		15,295	17,637	26,071
Restructuring charges		—	—	830
Goodwill impairment	11	—	453,000	—
Other general expenses (income), net		374	(464)	(20)

Total operating expenses		52,144	555,138	162,652

Operating income (loss)		533	(429,557)	26,578

Other income (expense), net:
Interest income		4,785	4,430	6,414
Interest expense		(13,994)	(28,816)	(42,629)
Foreign currency exchange gain (loss)		1,634	(1,122)	531
Other non-operating income (expense), net	25	7,570	(936)	(1,076)

Total other income (expense), net		(5)	(26,444)	(36,760)

Income (loss) before income taxes		528	(456,001)	(10,182)
Income tax expense	14	(705)	(7,894)	(9,689)

Loss before minority interest		(177)	(463,895)	(19,871)
Minority interest		(1,539)	(3,828)	(6,440)

Net loss		$(1,716)	$(467,723)	$(26,311)

Basic and diluted net loss per ordinary share		$(0.00)	$(0.33)	$(0.01)
Basic and diluted net loss per ADS		$(0.02)	$(3.27)	$(0.13)
Ordinary shares (in thousands) used in per ordinary share calculation:
— basic and diluted		1,005,374	1,428,954	1,961,950
ADS (in thousands) used in per ADS calculation:
— basic and diluted		100,537	142,895	196,195
See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31
In thousands of U.S. Dollars

	2003	2004	2005
Net loss	$(1,716)	$(467,723)	$(26,311)
Other comprehensive loss:
Unrealized gain (loss) on available-for-sale marketable securities	3,687	(548)	(247)
Realized (gain) loss on available-for-sale marketable securities included in net loss	(5,040)	537	—
Unrealized gain on hedging instruments	—	3,953	133
Realized gain on hedging instruments included in net loss	—	(168)	(3,143)
Foreign currency translation adjustment	698	3,287	(2,455)

Comprehensive loss	$(2,371)	$(460,662)	$(32,023)

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
In thousands of U.S. Dollars

				Accumulated
			Additional	Other		Total
			Paid-in	Comprehensive	Accumulated	Shareholders’
	Ordinary Shares		Capital	Loss	Deficit	Equity
	No.
	(In thousands)	$	$	$	$	$
Balances at January 1, 2003	992,115	160,295	389,679	(9,266)	(174,196)	366,512
Share issuances	84,505	12,139	99,579	—	—	111,718
Stock compensation	—	—	97	—	—	97
Net loss	—	—	—	—	(1,716)	(1,716)
Other comprehensive loss	—	—	—	(655)	—	(655)

Balances at December 31, 2003	1,076,620	172,434	489,355	(9,921)	(175,912)	475,956

Share issuances	5,802	856	1,112	—	—	1,968
Share issuances and assumption of share options in connection with acquisition	861,908	124,943	1,016,549	—	—	1,141,492
Stock compensation	—	—	658	—	—	658
Effect of subsidiary’s equity transaction	—	—	(62)	—	—	(62)
Net loss	—	—	—	—	(467,723)	(467,723)
Other comprehensive income	—	—	—	7,061	—	7,061

Balances at December 31, 2004	1,944,330	298,233	1,507,612	(2,860)	(643,635)	1,159,350

Share issuances	31,962	4,819	8,702	—	—	13,521
Stock compensation	—	—	743	—	—	743
Effect of subsidiary’s equity transaction	—	—	61	—	—	61
Net loss	—	—	—	—	(26,311)	(26,311)
Other comprehensive loss	—	—	—	(5,712)	—	(5,712)

Balances at December 31, 2005	1,976,292	303,052	1,517,118	(8,572)	(669,946)	1,141,652

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
In thousands of U.S. Dollars

	2003	2004	2005
Cash Flows From Operating Activities
Net loss	$(1,716)	$(467,723)	$(26,311)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	120,610	188,683	254,138
Goodwill impairment	—	453,000	—
Amortization of leasing prepayments	11,732	25,718	25,790
Debt issuance cost amortization	1,155	1,913	1,961
Loss (gain) on sale of property, plant and equipment	100	(656)	1,529
Accretion of discount on convertible notes	7,366	11,437	7,414
Loss from repurchase and redemption of senior and convertible notes	—	797	1,653
Foreign currency exchange (gain) loss	(3,367)	(830)	(134)
Deferred income taxes	(1,246)	15,005	9,351
Minority interest in income of subsidiary	1,539	3,828	6,440
(Gain) loss on sale of marketable securities	(5,040)	537	—
Others	(54)	1,029	1,278
Changes in operating working capital:
Accounts receivable	(30,277)	8,149	(91,340)
Amounts due from affiliates	(2,932)	4,427	(4,187)
Inventories	(10,095)	(1,171)	(24,793)
Other receivables, prepaid expenses and other assets	(16,783)	(64,421)	3,516
Accounts payable, accrued operating expenses and other payables	11,769	(41,406)	104,499
Amounts due to affiliates	(213)	(1,699)	(75)

Net cash provided by operating activities	82,548	136,617	270,729

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$77,566	$130,497	$15,726
Proceeds from maturity of marketable securities	5,753	46,687	787
Purchases of marketable securities	(43,850)	(160,943)	(32,017)
Acquisition of intangible assets	—	(1,428)	(4,853)
Acquisition of subsidiary, net of cash acquired	(467)	7,208	—
Purchases of property, plant and equipment	(209,326)	(287,574)	(245,775)
Others, net	(3,946)	729	3,139

Net cash used in investing activities	(174,270)	(264,824)	(262,993)

Cash Flows From Financing Activities
Repayment of short-term debts	$(27,419)	$(72,006)	$(143,276)
Repayment of long-term debts	(19,713)	(8,982)	(37,670)
Proceeds from issuance of shares, net of expenses	117,477	1,968	13,521
Proceeds from issuance of senior and convertible notes, net of expenses	112,345	210,458	146,535
Repurchase and redemption of senior and convertible notes	—	(193,647)	(167,263)
Proceeds from bank borrowings	49,839	107,620	188,085
(Increase) decrease in restricted cash	8,223	2,927	(1,487)
Grants received	6,784	—	246
Capital lease payments	(12,862)	(7,210)	(11,737)
Contribution by minority interest in subsidiary, net	—	—	3,623

Net cash provided by financing activities	234,674	41,128	(9,423)

Net increase in cash and cash equivalents	142,952	(87,079)	(1,687)
Effect of exchange rate changes on cash and cash equivalents	2,550	1,425	(1,102)
Cash and cash equivalents at beginning of the year	167,661	313,163	227,509

Cash and cash equivalents at end of the year	$313,163	$227,509	$224,720

Supplementary Cash Flow Information
Interest paid	$5,580	$21,974	$40,738
Income taxes paid	$669	$1,023	$185
Non-cash items
Issuance of shares and assumption of share options in connection with acquisition	$—	$1,066,994	$—
Equipment acquired under capital leases	$2,663	$—	$4,150
See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data)
1. Background and Summary of Significant Accounting Policies
     (a) Business and Organization
STATS ChipPAC Ltd. (“STATS ChipPAC” or “STATS” prior to consummation of the merger) and subsidiaries (collectively the “Company”) is an independent provider of a full range of semiconductor test and packaging services. The Company was formed in connection with the merger of ST Assembly Test Services Ltd and ChipPAC, Inc. (“ChipPAC”), which was consummated on August 5, 2004. In the merger, former ChipPAC stockholders received 0.87 American Depositary Shares of STATS for each share of ChipPAC Class A common stock, par value $0.01 per share, owned by such stockholder. Upon consummation of the merger, STATS’ and ChipPAC’s former shareholders owned approximately 56% and 44%, respectively, of the Company’s total shares outstanding. As a result of the merger, ChipPAC became a wholly-owned subsidiary of STATS. The transaction was accounted for using the purchase method. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd.
In 2005, a subsidiary, STATS ChipPAC, Inc. (formerly known as ST Assembly Test Services, Inc.) was merged into ChipPAC. The surviving entity was renamed STATS ChipPAC, Inc.
In 2004, the Company’s Taiwan subsidiary, Winstek Semiconductor Corporation (“Winstek”), issued new shares to its employees as employee stock bonus and resulted in the dilution of the Company’s interest in Winstek from 55.0% to 54.5%. The Company recognized the loss of $62 on the dilution of interest within shareholders’ equity. In 2005, Winstek issued 10,555,556 shares of its capital stock, par value NT$10, in a public offering at an offering price of NT$12.80 per share. The shares of Winstek are listed on the Taiwan over-the-counter securities market. The Company recognized the gain of $61 on the resulting dilution of interest within shareholders’ equity. The Company owned approximately 52% of Winstek as of December 31, 2005.
The Company has operations in Singapore, South Korea, China, Malaysia, Taiwan, the United Kingdom, the Netherlands, Japan and in the United States of America, its principal market.
Temasek Holdings (Private) Limited (“Temasek Holdings”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 36% of the Company as of December 31, 2005. Temasek Holdings, wholly-owned by the Minister of Finance (Incorporated) for Singapore, a statutory body constituted by the Minister for Finance (Incorporation) Act (Cap. 183), owns 100% of the ordinary shares of STSPL.
     (b) Fiscal Year
Since the beginning of fiscal 2005, the Company employed fiscal year and fiscal quarter reporting periods. STATS ChipPAC’s 52-53 week fiscal year ends on the Sunday nearest to December 31. STATS ChipPAC’s fiscal quarters end on a Sunday and are generally thirteen weeks in length. For presentation purposes, the fiscal years have been presented as ending on December 31. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
     (c) Accounting Principles
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) consistently applied for all periods.
     (d) Principles of Consolidation
The consolidated financial statements include the consolidated accounts of STATS ChipPAC and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.
     (e) Issuances of Stock by Subsidiaries
Changes in the Company’s proportionate share of the underlying net equity of a subsidiary, which result from the issuance of additional stocks to third parties, are recognized as increases or decreases to additional paid-in capital as a component of shareholders’ equity.
     (f) Use of Estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant estimates made by management include: the useful lives of property, plant and equipment and intangible assets as well as future cash flows to be generated by those assets; discounts and allowances relating to volume purchases and other incentive programs offered to customers, allowances for doubtful accounts, sales returns; valuation allowances for deferred tax assets; provision for inventory losses; fair value of reporting units; and contingent liabilities, among others. Actual results could differ from these estimates.
     (g) Reclassifications
Certain reclassifications have been made in prior years’ financial statements to conform with classifications used in the current year.
     (h) Foreign Currency Transactions
The Company predominantly utilizes the U.S. dollar as its functional currency. Assets and liabilities which are denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses which are denominated in foreign currencies are converted at the average rates of exchange prevailing during the period. Foreign currency transaction gains or losses are included in results of operations.
Winstek designates the New Taiwan Dollar as its functional currency. Where the functional currency of a subsidiary is other than the Company’s U.S. dollar reporting currency, the financial statements are translated into U.S. dollars using exchange rates prevailing at the balance sheet date for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive loss, which is reflected as a separate component of shareholders’ equity.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
     (i) Certain Risks and Concentrations
The Company’s customers are comprised of companies in the semiconductor industry located primarily in the United States of America, Europe and Asia. The semiconductor industry is highly cyclical and experiences significant fluctuations in customer demand, evolving industry standards, competitive pricing pressure that leads to steady declines in average selling prices, rapid technological changes, risk associated with foreign currencies and enforcement of intellectual property rights. Additionally, the market in which the Company operates is very competitive. As a result of these industry and market characteristics, key elements of competition in the independent semiconductor packaging market include breath of packaging offerings, time-to-market, technical competence, design services quality, production yields, reliability of customer service and price.
The Company’s largest customer accounted for approximately 32%, 21% and 12% of revenues for the years ended December 31, 2003, 2004 and 2005, respectively. The Company’s five largest customers collectively accounted for approximately 66%, 56% and 49% of revenues for the years ended December 31, 2003, 2004 and 2005, respectively. The decommitment from any major customer for products, or the loss of or default by any of these major customers could have an adverse effect upon the Company’s financial position, results of operations and cash flows. The Company mitigates the concentration of credit risk in trade receivables through the Company’s credit evaluation process, credit policies, credit control and collection procedures.
Cash and cash equivalents are deposited with banks primarily in Singapore, South Korea, China, Malaysia, British Virgin Islands, Taiwan and the United States of America. Deposits in these banks may exceed the amount of insurance provided on such deposits, if any. The Company has not experienced any losses to date on its bank cash deposits. Prior to December 2004, the Company also participates in a pooled cash management arrangement and places short-term advances with affiliates of Temasek Holdings.
South Korean, Chinese and Malaysian foreign currency exchange regulations may place restrictions on the flow of foreign funds into and out of those countries. The Company is required to comply with these regulations when entering into transactions in foreign currencies in South Korea, China and Malaysia. As of December 31, 2005, there were no restrictions on foreign funds flow.
     (j) Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less. Cash and cash equivalents consisted of cash, deposit accounts, money market funds and foreign government treasury bills at December 31, 2005.
     (k) Derivative Instruments and Hedging Activities
The Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In 2004 and 2005, the Company entered into foreign currency forward contracts to protect the Company from fluctuations in exchange rates. At December 31, 2005, the Company has a series of foreign currency forward contracts with total contract value of approximately $68,000. In 2005, the Company entered into a series of gold forward contracts with total contract value of approximately $7,000 to hedge against fluctuations in gold prices. At December 31, 2005, the Company had realized and unrealized gain of $3,143 and $133, respectively, on its foreign currency and gold forward contracts. At December 31, 2004, the Company had realized and unrealized gain of $168 and $3,953, respectively, on its foreign currency forward contracts. In 2003, hedge accounting has not been applied as the foreign currency forward contracts entered into do not qualify as hedges. Gains and losses on these contracts have been recorded as foreign currency gains or losses.
     (l) Marketable Securities
Marketable securities at December 31, 2004 and 2005 consist of corporate debt securities and certificates of deposits denominated in U.S. Dollars, Singapore Dollars, Chinese Renminbi and New Taiwan Dollars. The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.
Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive loss until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.
A decline in the market value of individual available-for-sale or held-to-maturity securities below cost that is deemed to be other than temporary results in a reduction in its carrying amount to fair value, with the impairment charged to earnings and a new cost basis for the security being established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.
     (m) Inventories
Inventories are stated at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market value. The Company generally does not take ownership of customer supplied semiconductors, and accordingly does not include them as part of the Company’s inventories.
     (n) Business Combination
Business combinations are accounted for using the purchase method accounting. Business combinations which are accounted for under the purchase method of accounting include the results of operations of the acquired business from the effective date of acquisition. Any excess of the purchase price over estimated fair values of the net assets acquired is recorded as goodwill.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
     (o) Goodwill
The Company tests goodwill for impairment on an annual basis in the designated quarters for its different reporting units, and whenever circumstances indicate the carrying value of the goodwill may have been impaired. The impairment test is performed by first comparing the fair value of the applicable reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to determine the amount of impairment loss, if any. The second step of the test involves the comparison of the implied fair value of the goodwill to its carrying value. If the carrying value of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized for an amount equal to the excess. The implied fair value of reporting unit is determined in the same manner as the amount of goodwill recognized in a purchase business combination.
The estimates of fair value of a reporting unit are determined using various valuation techniques with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires one to make various judgmental assumptions including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on the Company’s budget and long-term plans. In estimating fair values of its reporting units, the Company also use analyst estimates as well as comparable market analyses.
     (p) Intangible Assets
The Company acquires patent rights and technology licenses from other companies for use in its processes. Cost of the technology licenses is amortized over the shorter of the useful life or license period. In addition, intangible assets acquired in business combinations accounted for under the purchase method of accounting are recorded at fair value on the Company’s consolidated balance sheet at the date of acquisition. In connection with the merger with ChipPAC, the costs of intangible assets acquired comprising tradenames, technology, intellectual property and customer relationships, software and licenses, were recorded based on the fair values of those intangible assets on August 5, 2004, determined by independent appraisals.
Acquired intangible assets are stated at cost less accumulated amortization. Amortization is calculated on the straight-line method over the following periods:

Tradenames	7 years
Technology and intellectual property	10 years
Customer relationships	2 years
Software and licenses	3 to 5 years
     (q) Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:

Land use rights	50 to 99 years
Building, mechanical and electrical installation	3 to 25 years
Equipment	2 to 8 years
No depreciation is provided on property, plant and equipment under installation or construction and freehold land. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Plant and equipment under capital leases are stated at the present value of minimum lease payments and are amortized straight-line over the estimated useful life of the assets.
The Company adopted SFAS No. 143, “Accounting For Asset Retirement Obligations,” (“SFAS 143”) on January 1, 2003, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and (or) normal use of asset.
     (r) Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of a long-lived asset is measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If such asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.
For long-lived assets held for sale, the carrying value is measured at the lower of its carrying amount or fair value less cost to sell and depreciation is ceased. Long-lived assets to be abandoned will be considered held and used until it is disposed of.
     (s) Comprehensive Loss
The Company applies SFAS No. 130, “Reporting Comprehensive Income” with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss consists of net loss, foreign currency translation adjustments and unrealized gain (loss) on available-for-sale marketable securities and hedging instruments, and is presented in the consolidated statements of comprehensive loss.
     (t) Revenue Recognition
Revenue is derived primarily from wafer probe, packaging and testing of semiconductor integrated circuits. Net revenues represent the invoiced value of services rendered net of returns, trade discounts and allowances, and excluding goods and services tax.
Revenue is recognized when there is evidence of an arrangement, fees are fixed or determinable, collectibility is reasonably assured, the service has been rendered, the revenue to be recognized is billable under the terms of the arrangement and not contingent upon completion of undelivered services, and, where applicable, delivery has occurred and risk of loss has passed to the customer. Such policies are consistent with the provisions in Securities Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements.”
The Company’s sales arrangement include probe, packaging or test services sold on a standalone basis, as well as multiple-element arrangements where probe, packaging, test, and in some cases, pre-production and post-production services are provided together. Where arrangements provide for multiple elements, elements are either combined into one single unit of accounting or treated as separate units of accounting depending on whether certain specified criteria are met. Revenue is allocated to each unit of accounting based on fair value, determined by reference to prices of services sold on a standalone basis.
The Company generally does not take ownership of customer supplied semiconductors as these materials are sent to the Company on a consignment basis. Accordingly, the values of the customer supplied materials are neither reflected in revenue nor in cost of revenue.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Provisions are made for estimates of potential sales returns and discounts allowance for volume purchases and early payments and are recorded as a deduction from gross revenue based upon historical experience and expectations of customers’ ultimate purchase levels and timing of payment. Actual revenues may differ from estimates if future customer purchases or payment timing differ, which may happen as a result of changes in general economic conditions, market demand for the customers’ products, or by customers’ desire to achieve payment timing discounts. Actual returns and discounts have not historically been significantly different from estimates. In addition, specific returns and discounts are provided for at the time their existence is known and the amounts are estimable.
The following sets forth the percentage of net revenues by packaging products group and testing services:

	For the Year Ended
	December 31,
	2003	2004	2005
	%	%	%
Revenue
— packaging — array	20.6	40.6	50.2
— packaging — leaded	26.9	20.9	22.0
— test and other services	52.5	38.5	27.8

Total	100.0	100.0	100.0

Provisions are made for collectibility of accounts receivable when there is doubt as to the collectibility of individual accounts. Collectibility is assessed based on the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends.
     (u) Grants
Asset-related government grants consist of grants for the purchase of equipment used for research and development activities. Asset-related grants are presented in the consolidated balance sheet as deferred grants and are credited to income on the straight-line basis over the estimated useful lives of the relevant assets.
Income-related government grants are subsidies of training and research and development expenses. Income-related grants are credited to income when it becomes probable that expenditures already incurred will constitute qualifying expenditures for purposes of reimbursement under the grants, which is typically substantially concurrent with the expenditures.
There are no restrictions on transferring technology or manufacturing products developed with government grants.
     (v) Stock-Based Employee Compensation
At December 31, 2005, the Company has two stock-based employee compensation plans, which are more fully described in Note 23. The Company measures stock-based employee compensation expense for financial statement purposes in accordance with the intrinsic method of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and its related interpretations, and includes pro forma information in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” Compensation expense is measured as the excess of fair market value of the stock subject to the option at measurement date over the exercise price of the option.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
If compensation expense had been determined based on the grant date fair value for awards, in accordance with SFAS No. 123, the Company’s net loss and loss per share would have been adjusted to the pro forma amounts indicated below:

	For the Year Ended December 31,
	2003	2004	2005
Net loss as reported	$(1,716)	$(467,723)	$(26,311)
Add: Total stock-based employee compensation expenses included in reported net loss, net of related tax effects	97	658	743
Deduct: Total stock-based employee compensation expenses determined under fair value method for all awards, net of related tax effects	(10,496)	(18,492)	(19,612)

Pro forma net loss	$(12,115)	$(485,557)	$(45,180)

Basic and diluted net loss per share:
As reported	$(0.00)	$(0.33)	$(0.01)
Pro forma	$(0.01)	$(0.34)	$(0.02)
Basic and diluted net loss per ADS:
As reported	$(0.02)	$(3.27)	$(0.13)
Pro forma	$(0.12)	$(3.40)	$(0.23)
The fair value of stock options granted for the years ended December 31, 2003, 2004 and 2005 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2003	2004	2005
Expected lives	5 – 10 years	5 – 10 years	9 years
Dividend yield	0.0%	0.0%	0.0%
Risk free interest rate	2.5% – 3.6%	0.8% – 4.3%	2.6% – 3.3%
Expected volatility	59.7% – 67.4%	55.9% – 64.9%	55.0% – 57.1%
The fair value of employee share purchase rights issued for the year ended December 31, 2005 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

For the Year Ended
December 31,
2005
Expected lives	0.5 years
Dividend yield	0.0%
Risk free interest rate	1.3 – 1.9%
Expected volatility	38.0 – 42.8%
     (w) Employee Benefit Plans
Winstek operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. Winstek contributes 2% of eligible wages and salaries, on a monthly basis, to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, Winstek actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
statutory funding requirements. Winstek is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As at December 31, 2005, there is a $60 shortfall in the plan’s assets. Total pension plan expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $46, $76 and $55, respectively. Additional disclosures regarding this pension plan pursuant to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” are not considered necessary due to the insignificance of the amounts involved.
STATS ChipPAC, Inc. and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where the Company contributes up to 6% of eligible employee compensation at the rate of 50% of employee contributions to the 401(k) plan. The Company’s matching contributions under the 401(k) plan were $258, $320 and $395 for the years ended December 31, 2003, 2004 and 2005, respectively. The matching contributions are accrued monthly and adjusted when the actuals are calculated. The expenses relating to the plan are $15 per person per quarter and are accrued on a monthly basis. Returns of the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.
Employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. (“STATS ChipPAC Korea”), based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of balance sheet date. In accordance with the National Pension Act of South Korea, a certain portion of severance benefits has been deposited with the Korean National Pension Fund and deducted from accrued severance benefits. The amount contributed will be refunded to employees from the National Pension Fund upon retirement. The expense for severance benefits for the period from August 5, 2004 to December 31, 2004 and for the year ended December 31, 2005 were approximately $1,793 and $6,333, respectively.
The Company participates in a number of defined contribution retirement benefit plans in certain countries of operations. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred. The Company incurred expenses of approximately $4,072, $7,226 and $10,711 with respect to these retirement plans in the years ended December 31, 2003, 2004 and 2005, respectively.
     (x) Operating Leases
Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.
     (y) Product Warranties
The Company guarantees that work performed will be free from any defects in workmanship, materials and manufacture for a period ranging from three to twelve months to meet the stated functionality as agreed to in each sales arrangement. Products are tested against specified functionality requirements prior to delivery, but the Company nevertheless from time to time experiences claims under its warranty guarantees. The Company accrues for estimated warranty costs under those guarantees based upon historical experience, and for specific items at the time their existence is known and the amounts are determinable. Warranty costs incurred in 2003, 2004 and 2005 were insignificant.
     (z) Research and Development
     Research and development expenses are expensed as incurred.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
     (aa) Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such loss carryforwards and deferred tax assets will not be realized.
     (bb) Net Loss Per Share
Basic net loss per share is computed using the weighted average number of ordinary shares outstanding. Diluted net loss per share is computed using the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.
The Company excluded potentially dilutive securities for each period presented from its diluted net loss per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares or the Company had net losses, and therefore these securities were anti-dilutive.
A summary of the excluded potentially dilutive securities outstanding as of December 31 and the range of related exercise prices follows:

	December 31,
	2003	2004	2005
Convertible debt	172,513	369,235	287,999
Stock options	61,022	131,997	124,175
The conversion price of convertible debt outstanding was approximately $0.927 to $1.871 per share (equivalent to approximately $9.27 to $18.71 per ADS) as of December 31, 2005. The weighted average exercise prices of options outstanding were approximately $1.58, $1.01 and $1.01 (equivalent to $15.80, $10.10 and $10.10 per ADS) as of December 31, 2003, 2004 and 2005, respectively. The excluded stock options have per share exercise prices ranging from approximately $0.14 to $3.99 (equivalent to $1.40 and $39.90 per ADS) as of December 31, 2003, 2004 and 2005.
     (cc) New Accounting Pronouncements
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The standard is effective for the fiscal year beginning January 1, 2006. It is not expected that SFAS No. 151 will have a material effect on the Company’s consolidated financial statements.
In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). This statement revises SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) amends SFAS No. 95, “Statement of Cash Flows,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires companies to apply a fair-

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all stock awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) will be effective for annual periods beginning after June 15, 2005, which is the Company’s first quarter of fiscal 2006. The Company presently accounts for stock-based compensation under the intrinsic method. See Note 1(v) for the effect on reported net loss if the Company had accounted for its share options and employee share purchase rights using the fair value recognition provisions of SFAS 123.
In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides the SEC staff position regarding the application of SFAS 123(R). SAB 107 contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, as well as provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions. The Company is currently reviewing the requirements of SFAS 123(R) and SAB 107 and expects that the adoption of SFAS 123(R) will have a material impact on the Company’s consolidated results of operations and earnings per share.
In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. It also requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. The statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently evaluating the effect of the adoption of SFAS 154 on the Company’s consolidated financial position or results of operations but does not expect it to have a material impact.
In September 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). EITF 04-13 discusses whether inventory purchase and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined and treated as a nonmonetary exchange and addresses (a) under what circumstances should two or more transactions with the same counterparty (counterparties) be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB 29”) and SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB 29” (“SFAS 153”) and (b) if nonmonetary transactions within the scope of APB 29 and SFAS 153 involve inventory, are there any circumstances under which the transactions should be recognized at fair value. The pronouncement is effective for new inventory arrangements entered into, or modifications or renewals of existing inventory arrangements occurring in interim or annual reporting periods beginning after March 15, 2006. The Company does not expect that this pronouncement will have a material effect on its financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
2. Related Party Transactions
As of December 31, 2005, Temasek Holdings, through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd, beneficially owns approximately 36% of the Company’s outstanding ordinary shares. Singapore Technologies Pte Ltd (“STPL”), a wholly-owned subsidiary of Temasek Holdings, was the holding company of Singapore Technologies Semiconductors Pte Ltd prior to a restructuring completed on December 31, 2004 pursuant to which all the assets of Singapore Technologies Pte Ltd were transferred to Temasek Holdings.
Companies within the Temasek Holdings group, including Chartered Semiconductor Manufacturing Ltd (“Chartered”), engage in transactions with the Company in the normal course of their respective businesses. These transactions, such as for gas, water, electricity, facilities management, transportation and telecommunication services, are on customary terms and conditions no different from those with third parties.
The Company’s operations in Singapore are conducted in a building constructed on land held on a long-term operating lease from a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and is renewable for a further 30 years subject to the fulfillment of certain conditions.
STPL previously provided management and corporate services to the Company. Under a service agreement effective January 1, 2000, annual management fees were payable for the provision of specified services on mutually agreed terms which the Company believed approximated the cost of providing those services. The fees were subjected to review by the parties every three years. The service fee expense amounted to $1,086 and $1,146 for 2003 and 2004, respectively. The service agreement was terminated on December 31, 2004.
The Company has contracts with Chartered to provide wafer sort, packaging and test services and priority usage of the Company’s testers in return for minimum loads and orders. Net revenues earned from Chartered for 2003, 2004 and 2005 were $13,940, $18,537 and $12,647, respectively.
The Company previously participated in a cash management program managed by a bank for the former STPL group (“STPL pooled cash”). Under the program, cash balances were pooled and daily cash surpluses or shortfalls of the Company within the pool earned or bore interest at prevailing interest rates. This arrangement was terminated as of November 30, 2004. In the past, the Company had placed surplus cash as short-term deposits with ST Treasury Services Ltd (“STPL treasury deposits”), a wholly-owned subsidiary of Temasek Holdings, but the Company had ceased to do so since October 1, 2004. Interest income under this arrangement for 2003 and 2004 amounted to $1,286 and $255, respectively.
As of December 31, 2004 and 2005, there were the following amounts owing by (to) affiliates:

	December 31,
	2004	2005
Amounts due from affiliates
Accounts receivable, net of allowance for sales returns	$2,623	$6,810

Amounts due to affiliates
Accounts payable	$(137)	$(62)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
3. Cash and Cash Equivalents
Cash and cash equivalents consist of the following:

	December 31,
	2004	2005
Cash at banks and on hand	$37,100	$29,126
Cash equivalents
Bank fixed deposits	152,849	153,991
Money market funds	37,560	39,891
Foreign government treasury bills	—	1,712

	$227,509	$224,720

4. Marketable Securities
Marketable securities consist of the following:

	December 31,
	2004				2005
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Available-for-sale corporate debt securities	$20,961	$—	$(780)	$20,181	$27,562	$—	$(1,027)	$26,535

Held-to-maturity certificates of deposit	$—	$—	$—	$—	$8,916	$—	$—	$8,916

Maturities of marketable securities (at fair value) are as follows:

	December 31,
	2004	2005
Marketable securities:
Due in one year or less	$2,060	$17,648
Due after one year through five years	18,121	17,803

	$20,181	$35,451

Gross realized gains and losses in 2003 were $5,062 and $22, respectively. Gross realized gains and losses in 2004 were $86 and $623, respectively. Gross realized gains and losses in 2005 were $nil and $nil, respectively. Proceeds from the sales or maturities of available-for-sale marketable securities during 2003, 2004 and 2005 were $83,319, $177,184 and $16,513, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
5. Accounts Receivable
Accounts receivable consists of the following:

	December 31,
	2004	2005
Accounts receivable — third parties	$151,549	$243,830
Allowance for sales returns	(1,899)	(2,840)

	$149,650	$240,990

Movements in the allowance for sales returns are as follows:

	For the Year Ended December 31,
	2003	2004	2005
Beginning	$1,625	$1,362	$1,899
Utilized during the year	(1,102)	(4,511)	(1,094)
Charged during the year	839	5,048	2,517
Writeback during the year	—	—	(482)

Ending	$1,362	$1,899	$2,840

6. Other Receivables
Other receivables consist of the following:

	December 31,
	2004	2005
Deposits and staff advances	$580	$1,229
Grants receivable	1,322	1,313
Forward contract receivable	3,785	1,051
Taxes receivable	9,492	3,796
Other receivables	1,634	3,947

	$16,813	$11,336

7. Inventories
Inventories consist of the following:

	December 31,
	2004	2005
Raw materials	$42,267	$63,079
Work-in-progress	11,472	15,727
Finished goods	951	677

	$54,690	$79,483

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
8. Prepaid Expenses and Other Assets
Prepaid expenses and other current assets consist of the following:

	December 31,
	2004	2005
Leasing prepayments	$27,137	$10,054
Other prepayments and assets	4,004	9,543
Deferred income tax assets	2,422	1,425
Loans to vendors	4,879	5,329
Fixed deposits pledged for bank loans	394	376

	$38,836	$26,727

Prepaid expenses and other non-current assets consist of the following:

	December 31,
	2004	2005
Leasing prepayments	$7,071	$2,623
Deferred income tax assets	33,992	38,879
Fixed deposits pledged for bank loans	727	2,232
Other deposits	5,225	289
Loans to vendors	13,771	8,441
Debt issuance cost, net of accumulated amortization of $3,481 and $3,026	10,677	10,895
Others	4,706	2,070

	$76,169	$65,429

Leasing prepayments represent prepayments of lease rental obligations for certain plant and machinery leased under sale and lease-back arrangements.
Included in current and non-current loan to vendors are amounts of $5,000 and $15,000 extended by the Company in June 2003 and January 2004, respectively, to a vendor to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor. The loans of $5,000 and $15,000 are repayable by quarterly installments of $450 and $882 up to June 2007 and December 2008, respectively. During the year ended December 31, 2005, $4,880 was repaid.
9. Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 31,
	2004	2005
Cost:
Freehold land	$6,147	$5,857
Land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	164,083	170,206
Equipment	1,404,959	1,660,504

Total cost	$1,595,053	$1,856,431

Total accumulated depreciation	$559,250	$749,400

Property, plant and equipment, net	$1,035,803	$1,107,031

Depreciation charged to results of operations, including depreciation related to assets under capital leases, amounted to $119,938, $163,975 and $195,923 for the years ended December 31, 2003, 2004 and 2005, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In the third quarter of fiscal 2004, following the consummation of the merger, the Company adopted ChipPAC’s policy to depreciate equipment and machinery on a straight-line basis over 8 years, from 5 years previously. The impact of this change was depreciation savings of $23,373 for year ended December 31, 2004. The change resulted in an increase in net income of $19,698, net of tax effects of $3,675. This also resulted in a decrease in loss per share and ADS by $0.01 and $0.14, respectively, for the year ended December 31, 2004.
The Company routinely reviews the remaining estimated useful lives of their equipment and machinery to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its equipment and machinery. However, due to the nature of the testing operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment is dedicated to specific customers, the Company may not be able to accurately anticipate declines in the utility of its machinery and equipment.
Land use rights represent payments to secure, on a fully-paid up basis, the use of properties where the Company’s facilities are located in Shanghai, China and Kuala Lumpur, Malaysia for a period of 50 and 99 years, respectively. The land use rights expire in the year 2044 for Shanghai, China and in the year 2086 for Kuala Lumpur, Malaysia. The Company’s Singapore facilities are located in a building constructed on land held on a 30-year operating lease which is renewable for a further 30-year period subject to the fulfillment of certain conditions. The facilities in Hsin-Chu Hsien, Taiwan are located on a freehold land.
Included in property, plant and equipment are equipments acquired under capital lease at a cost of $31,889 and $20,406 as of December 31, 2004 and 2005, respectively. The accumulated depreciation for these leased assets for the year ended December 31, 2004 and 2005 amounted to $7,317 and $3,775, respectively.
10. Intangible Assets
Intangible assets consist of the following:

	December 31, 2004			December 31, 2005
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$7,700	$(458)	$7,242	$7,700	$(1,558)	$6,142
Technology and intellectual property	32,000	(1,333)	30,667	32,000	(4,533)	27,467
Customer relationships	99,300	(20,688)	78,612	99,300	(70,338)	28,962
Software, licenses and others	13,180	(3,871)	9,309	18,528	(8,319)	10,209

	$152,180	$(26,350)	$125,830	$157,528	$(84,748)	$72,780

Amortization expense for intangible assets is summarized as follows:

	For the Year Ended December 31,
	2003	2004	2005
Tradenames	$—	$458	$1,100
Technology and intellectual property	—	1,333	3,200
Customer relationships	—	20,688	49,650
Software, licenses and others	512	2,229	4,265

	$512	$24,708	$58,215

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Intangible assets are generally being amortized over estimated useful lives of two to ten years. Estimated future amortization expense as of December 31, 2005 is summarized as follows:

2006	$36,330
2007	6,694
2008	6,163
2009	5,202
2010	4,658
Thereafter	13,733

Total	$72,780

11. Goodwill
The changes in the carrying value of goodwill are as follows:

	December 31,
	2004	2005
Beginning	$2,209	$523,598
Goodwill related to acquisitions	974,389	—
Impairment charges	(453,000)	—
Purchase adjustments	—	(973)

Ending	$523,598	$522,625

As of December 31, 2003, the Company had goodwill of $2,209 related to the acquisition of Winstek. As a result of the acquisition of ChipPAC, Inc. in August 2004, the Company recorded additional goodwill of $974,389, inclusive of purchase adjustments of $4,880 in the fourth quarter of 2004 related primarily to equipment and deferred taxes valuation. In 2005, additional purchase adjustments of $973 related to the cost of acquisition of $453 and fair value of liabilities acquired of $520 were recorded.
Pursuant to business combination accounting rules, the goodwill associated with the acquisition of ChipPAC was recorded based on share prices at the time the merger was announced. The Company performed its annual test for impairment of goodwill related to ChipPAC during the fourth quarter of 2004 and 2005. Goodwill was allocated to reporting units associated with the Company’s acquisitions.
In 2005, the Company completed its annual test for impairment and determined that the fair value of the reporting units exceed their carrying value, and therefore goodwill was not impaired.
The annual impairment review completed in 2004 indicated that the reported book value of the ChipPAC reporting units exceeded its fair value, with the determination of fair value supplemented by independent appraisal using a combination of discounted cash flows and market multiples methodologies. The Company believed that the decline in the fair values of the ChipPAC reporting units in 2004 were primarily due to:-
(a)	longer than expected slow-down in the industry beginning late 2004 as customers corrected excess inventory position. This reduction in demand, coupled with the competitive pressures in the testing and packaging business had affected the short-term earnings expectation of the Company; and
(b)	a revision of the industry outlook beyond 2005 as compared to the time the merger was announced.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The Company compared the fair values of the ChipPAC reporting units to the fair values of their tangible and identifiable intangible net assets for purposes of determining the implied fair value of goodwill in 2004. Upon completion of the assessment, the Company recorded a non-cash impairment charge of $453,000 to reduce the carrying value of goodwill related to the acquisition of ChipPAC to its estimated fair value of $521,389 in 2004.
12. Business Combination
On August 5, 2004, STATS and ChipPAC consummated the previously announced merger which resulted in ChipPAC becoming a wholly-owned subsidiary of STATS. The transaction had been accounted for using the purchase method. ChipPAC is a full portfolio provider of semiconductor packaging, design, assembly, test and distribution services. By combining the testing expertise of STATS with the packaging expertise of ChipPAC, STATS ChipPAC offers its global customers one of the broadest portfolios of comprehensive end-to-end packaging and test services in the semiconductor industry.
The number of STATS ChipPAC ADSs issued pursuant to the merger was 86,190,753, determined based upon the exchange ratio of 0.87 STATS ADS for each share of ChipPAC Class A common stock and the number of outstanding shares of ChipPAC Class A common stock as of August 5, 2004. The average market price per STATS ADS of $12.402 is based upon an average of the closing prices for a range of trading days (February 8 through 12, 2004) around February 10, 2004, the date on which the merger was announced.
The fair values of STATS ChipPAC substitute options, both vested and unvested, were determined using a Black-Scholes valuation model with the following assumptions: no dividend yield, an expected volatility of 62.47%, and a risk-free interest rate of 3.12%. The model assumed an expected life of five to seven years for vested and unvested options.
The number of STATS ChipPAC ordinary shares that were subjected to STATS ChipPAC substitute options in connection with the merger was 76,492,951, based upon the total number of shares of ChipPAC Class A common stock subjected to outstanding ChipPAC options as of August 5, 2004, at an exercise price range of $0.15 to $1.47 per STATS ChipPAC ordinary share.
Based on the above, the estimated total purchase price of the ChipPAC acquisition was as follows:

Value of STATS ChipPAC ADSs issued	$1,068,955
Value of STATS ChipPAC substitute options	74,548

Total value of STATS ChipPAC securities	1,143,503
Estimated direct transaction costs	9,369

Total estimated purchase price	$1,152,872

Under the purchase method of accounting, the total estimated purchase price as shown in the table above was allocated to ChipPAC’s net tangible and identifiable intangible assets based on their estimated fair values as at merger date. In determining the price allocation, management considered, among other factors, its intention for use of acquired assets as well as historical demand and estimates of future demand for ChipPAC’s products and services. Based on these assumptions, the estimated purchase price was allocated as follows:

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

Current and other assets	$170,332
Property, plant and equipment	447,568
Current liabilities	(161,203)
Long-term debts	(375,519)
Other long-term liabilities	(51,924)

Net assets	29,254
Amortizable intangible assets:
Tradenames	7,700
Technology and intellectual property	32,000
Customer relationships	99,300
Software and licenses	8,218
Unearned compensation on unvested options	2,011
Goodwill	974,389

$1,152,872

Certain adjustments were made to goodwill subsequent to the acquisition date and are described in Note 11, Goodwill.
Of the total estimated purchase price, an estimate of $29,254 had been allocated to net assets assumed and $147,218 had been allocated to amortizable identifiable intangible assets acquired. The final allocation of purchase price was subjected to adjustments for a period not to exceed one year from the consummation date (the allocation period) in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”) and EITF No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.” The allocation period was intended to differentiate between amounts that were determined as a result of the identification and valuation process required by SFAS 141 for all assets acquired and liabilities assumed and amounts that were determined as a result of information that was not previously obtained being obtained.
The fair value of tangible assets was estimated primarily based on the cost and sales comparison approaches. In applying the cost approach, the replacement or reproduction cost estimates for the buildings, machinery and other equipment were based on indexed original costs or manufacturer reported replacement costs. Original historical cost data was segregated by appraisal class and year of acquisition, and indexed to estimated reproduction cost. Inflation trend factors were derived using indices from nationally recognized indexes. Replacement or reproduction costs were reduced by depreciation factors that reflect the estimated physical deterioration and functional obsolescence of assets. The sales comparison approach was used for tangible assets that have an active resale market. Similar assets recently sold or offered for sale were analyzed and their prices adjusted to reflect the difference between the comparable asset and the asset and the conditions of the sale to estimate the value of the acquired assets.
The fair value assigned to intangible assets was estimated by discounting the estimated future cash flows of the intangibles assets to their present value. The cash flow estimates used for technology and intellectual property were based on estimates of product revenue and appropriate royalty rates (based on an analysis of rates for similar technologies and forecast product margins). The cash flow estimates used for customer relationships were based on estimates of revenue attributed to the current customers and the programs they have been qualified on as well as the profitability attributed to each customer related asset. The rate used to discount these net cash flows was determined after consideration of market returns on debt and equity capital, the weighted average return on invested capital, the nature of each asset and the risk associated with achieving the forecast.
The fair value of the ChipPAC tradename was amortized on a straight-line basis over an estimated life of seven years.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Technology and intellectual property were related to ChipPAC’s technology for ball grid array, lead-frame and chip scale package. The fair value of these assets was amortized on a straight-line basis over an average estimated life of ten years.
Customer relationships represent those customers with which ChipPAC had current sales relationships. The fair value of these assets was amortized on a straight-line basis over an average estimated life of two years.
The Company recorded $2,011 of unearned compensation on unvested options, in accordance with FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation.” This amount represents the intrinsic value of stock options assumed that is earned as the employees provide services over the next four years.
Of the total estimated purchase price, $974,389 had been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and identifiable intangible assets. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives resulting from business combinations will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators are present.
The following pro forma financial information presents a summary of the results of operations of the Company assuming the merger was consummated on January 1, 2003 or 2004. The pro forma financial information is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated on January 1, 2003 or 2004, nor is it necessarily indicative of future operating results or financial position of the Company.

	For the Year Ended
	December 31,
	2003	2004
Revenues	$809,880	$1,084,165
Net loss	(75,154)	(484,695)
Net loss per ordinary share:
Basic and diluted	$(0.04)	$(0.25)
Net loss per ADS:
Basic and diluted	$(0.41)	$(2.52)
The proforma financial information above included the following material, non-recurring charges: impairment of goodwill of $453,000 and merger related expenses of $5,399 for the year ended December 31, 2004.
13. Accrued Operating Expenses
Accrued operating expenses consist of the following:

	December 31,
	2004	2005
Staff costs	$22,609	$31,324
Purchase of raw materials	12,789	25,082
Maintenance fees, license fees and royalties	2,832	5,378
Interest expense	3,060	7,780
Provision for vacation liability	3,511	4,732
Others	19,098	22,636

	$63,899	$96,932

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
14. Income Taxes
Income (loss) before income taxes consists of the following:

	For the Year Ended December 31,
	2003	2004	2005
Singapore	$(122)	$6,674	$6,698
Foreign	650	(462,675)	(16,880)

	$528	$(456,001)	$(10,182)

Income tax benefit (expense) consists of the following:

	For the Year Ended December 31,
	2003	2004	2005
Current:
Singapore	$(1,706)	$7,283	$(72)
Foreign	(225)	(172)	(373)

	$(1,931)	$7,111	$(445)

Deferred:
Singapore	$741	$(9,145)	$(617)
Foreign	485	(5,860)	(8,627)

	$1,226	$(15,005)	$(9,244)

	$(705)	$(7,894)	$(9,689)

The Company was previously granted pioneer status under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services.” In December 2003, an application was submitted to the Singapore Economic Development Board (“EDB”) to revoke the Company’s pioneer status granted from January 1, 1996 to December 31, 2003. The Company’s pioneer trade was in an adjusted tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on its plant and machinery and trade losses in certain years. As a result, the Company had not enjoyed any tax exemption in respect of its income arising from the pioneer activities. On the other hand, the Company had paid taxes in respect of its interest and rental income as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application for the revocation was approved by EDB. Accordingly, the Company recorded $5,039 of tax recoverable in 2004 related to expected tax refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years, of which $4,559 has been refunded in 2005. The Company is in the process of working with the EDB for a new tax incentive for its Singapore operations.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
A reconciliation of the expected tax expense (benefit) at the statutory rate of tax to actual tax expense (benefit) is as follows:

	For the Year Ended December 31,
	2003	2004	2005
Income tax expense (benefit) computed at Singapore statutory rate of 20.0% (2004: 20.0%, 2003: 22.0%)	$116	$(91,200)	$(2,036)
Non-deductible expenses, including goodwill impairment charges	175	91,488	1,989
Non-taxable income	(253)	(1,212)	(2,194)
Differences in tax rates	(121)	6,898	15,434
Effect of recognizing deferred tax assets at concessionary tax rate and tax credits	(5,781)	(13,199)	(6,539)
Tax benefits from employee stock option plans	—	—	(2,084)
Reinvestment allowance	—	(10,415)	(5,755)
Change in valuation allowance	6,383	23,137	30,133
Effect of tax loss carryforwards and unutilized capital allowance previously not recognized	—	—	(21,685)
Benefit of tax status change	—	(935)	—
Taxable foreign exchange adjustment	—	2,639	1,283
All other items, net	186	693	1,143

Income tax expense	$705	$7,894	$9,689

The pioneer status relief had the effect of decreasing diluted net loss per ordinary share by $0.01 and diluted net loss per ADS by $0.06 for the year ended December 31, 2003. The pioneer status relief was revoked in September 2004.
Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss, unutilized capital allowance and investment tax credit carryforwards. The tax effect of significant items comprising the Company’s deferred income tax assets and liabilities at December 31, 2004 and 2005 are as follows:

	December 31,
	2004	2005
Deferred income tax assets:
Operating loss carryforwards	$29,372	$34,787
Investment, and research and development tax credits	45,656	50,136
Reinvestment allowance	23,581	29,336
Property, plant and equipment	18,276	32,551
Others	67	4,165

	116,952	150,975
Valuation allowance	(80,538)	(110,671)

	$36,414	$40,304

Deferred income tax liabilities:
Property, plant and equipment	$17,855	$26,386
Allowances and reserves	15,908	20,618

	33,763	47,004

Net deferred income tax assets (liabilities)	$2,651	$(6,700)

During the year ended December 31, 2004, as part of our acquisition of ChipPAC, we acquired approximately $103,351 of net operating loss carryforwards, $32,185 of tax credit carryforwards and $47,023 of reinvestment allowance that were recognized as deferred tax assets upon acquisition. We established a valuation allowance of $53,973 against all of the net operating loss carryforwards and reinvestment allowance, and a portion of the Korean tax credit carryforwards. If utilized, these attributes will be treated as a reduction in acquired goodwill. As of December 31, 2004, $5,916 of the Korean tax credit carryforwards was utilized.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The deferred tax assets as of December 31, 2004 and 2005 arose principally as a result of the deferred tax benefit associated with tax loss carryforwards and investment tax credits. The Company recorded a valuation allowance of $80,538 and $110,671 as of December 31, 2004 and 2005, respectively, which represents an increase of $71,863 and $30,133 in 2004 and 2005, respectively, to reduce the assets to the amounts that the Company deemed, more likely than not, that the deferred tax asset will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company establish a partial valuation allowance against its gross deferred tax assets to reduce the assets to the amount the Company deemed, more likely than not, to be recoverable.
As at December 31, 2005, the Company has approximately $136,947 of tax loss carryforwards available to offset against future taxable income, certain amounts of which will expire in varying amounts from 2006 to 2024. Changes in stock ownership can result in a limitation on the amount of net operating loss that are available as carryforwards. The Company determined it had undergone such an ownership change during 2004 in connection with its merger with ChipPAC. In 2005, the limitations in connection with the merger with ChipPAC related to the carryforward of certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company were waived by the Singapore tax authorities, subject to fulfillment of certain continuing conditions. Consequently, approximately $21,685 of such tax loss and capital allowance carryforwards were recognized as deferred tax assets in 2005. As at December 31, 2005, the Company has approximately $2,941 of tax deductions in the United States as a result of the exercise of employee share options reflected in net operating loss carryforwards and valuation allowance, of which the tax benefit has not been realized.
As at December 31, 2005, the Company has approximately $3,956, $298,121, $46,180 and $104,771 of research and development, unutilized capital allowances, investment tax credits and reinvestment allowance, respectively, which can be used to offset income tax payable in future years. Certain credits will expire in varying amounts from 2006 through 2012.
15. Short-Term Borrowings
The short-term borrowings relate to the lines of credit with Cho Hung Bank, Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea, with credit limits of $25,000, $5,000 and $4,000, respectively. The lines of credit bore interest at rates ranging from 2.1% to 3.3% and 3.59% to 5.86% for the years ended December 31, 2004 and 2005, respectively. As of December 31, 2004 and 2005, $19,874 and $16,891 of short-term borrowings remain outstanding, respectively. These lines of credit are subject to annual review by the lenders for the continued use of the facilities.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
16. Capital Leases
Future minimum lease payments under capital leases for equipment and machinery as of December 31, 2005 are as follows:

Payable in year ending December 31,
2006	$7,428
2007	3,729
2008	—
2009	—
Thereafter	—

Total minimum obligations	11,157
Less amounts representing interest at rates ranging from 4.4% to 7.1% per annum	(386)

Present value of minimum obligations	10,771
Current installments of obligations under capital leases	(7,091)

Obligations under capital leases, excluding current installments	$3,680

All leasing arrangements are for testers with 3-year terms. At the end of the lease term, the Company may choose to terminate, renew the lease or purchase the equipment at fair market value.
17. Long-term Debts
Long-term debts consist of the following:

	December 31,
	2004	2005
1.75% convertible senior fixed-rate notes	$183,500	$31,500
0% convertible senior fixed-rate notes	115,000	115,000
2.5% convertible subordinated fixed-rate notes	150,000	150,000
8% convertible subordinated fixed-rate notes	50,000	50,000
6.75% senior fixed-rate notes	215,000	215,000
7.5% senior fixed-rate notes	—	150,000
U.S. dollars bank loan at floating rates	—	2,760
Taiwan dollar loans at floating rates	51,951	53,987
Taiwan dollar loans and commercial papers at fixed rates	8,342	10,866
Accrued yield-to-maturity interest on notes	22,789	14,963

	796,582	794,076
Less current amounts	(154,407)	(18,651)

	$642,175	$775,425

In March, 2002, the Company issued $200,000 of senior, unsecured and unsubordinated convertible notes due March 18, 2007 for net proceeds of $195,032. The convertible notes bear interest at the rate of 1.75% per annum payable semi-annually on March 18 and September 18 of each year and have a yield to maturity of 4.91%. At the maturity date, the Company will pay to the note holders 117.665% of the principal amount. The notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per annum to the redemption date if the Company’s shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. Between December 9 and 15, 2004, the Company repurchased $16,500 aggregate

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
principal of these convertible notes for $18,150 and recorded loss of $266. On January 14, 2005, the Company repurchased a further $26,080 aggregate principal amount of these convertible notes for $28,796 and recorded a loss of $390. Holders of these convertible notes had the rights to require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require the Company to repurchase all or a portion of such holder’s notes at a price to yield 4.91% per year to the redemption date. The Company received notices of demand for redemption of $125,920 aggregate principal amount of these convertible notes which the Company redeemed in March 2005 at a loss of $1,263. The Company financed the redemption from cash and short-term borrowings. In July 2005, the Company cancelled $42,580 aggregate principal amount of the convertible notes repurchased by the Company. Following the redemption and cancellation, $31,500 aggregate principal amount of these convertible notes remained outstanding.
On November 7, 2003, the Company issued $115,000 of senior, unsecured and unsubordinated convertible notes due November 7, 2008, for net proceeds of $112,345. The convertible notes have a yield to maturity of 4.25%. At the maturity date, the Company will pay to the note holders 123.4% of the principal amount, comprising principal and redemption interest. The notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at an initial conversion price of S$3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of US$1.00 = S$1.7403). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if the Company’s shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require the Company to repurchase all or a portion of such holder’s notes at a price to yield of 4.25% per year to the redemption date.
On August 5, 2004, in connection with the merger of ChipPAC, the Company assumed the outstanding borrowings of ChipPAC. The face value of ChipPAC long-term debts consisted of $165,000 of 12.75% senior subordinated notes due 2009, $50,000 of 8.0% convertible subordinated notes due 2011 and $150,000 of 2.5% convertible subordinated notes due 2008.
The $165,000 12.75% senior subordinated notes were issued by ChipPAC International Company Limited (“ChipPAC International”), a wholly-owned subsidiary of ChipPAC. These notes were fully and unconditionally guaranteed on a senior subordinated basis by ChipPAC and certain of its subsidiaries. The notes would mature on August 1, 2009, with interest at the rate of 12.75% per annum payable semi-annually on August 1 and February 1 of each year. ChipPAC International may redeem all or a portion of these notes at any time on or after August 1, 2004 at designated redemption prices. On September 3, 2004, ChipPAC International commenced a cash tender offer to repurchase any and all of the outstanding $165,000 principal amount of these notes at a repurchase price of 106.375% of the principal amount thereof plus accrued and unpaid interest. In conjunction with the tender offer, ChipPAC International also solicited consents of holders of these notes to adopt amendments to the indenture governing such notes that would eliminate substantially all of the restrictive covenants and certain events of default in the indenture. On October 7, 2004, the Company completed the tender offer and consent solicitation of any and all of the outstanding notes. ChipPAC International received valid tenders of the notes

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
and deliveries of related consents from holders of approximately 62.1% or $102,500 aggregate principal amount of the notes outstanding. ChipPAC International paid approximately $111,474, including accrued and unpaid interest for the senior subordinated notes validly tendered and related consents validly delivered. In November 2004, the Company repurchased the remaining 37.9%, or $62,500 aggregate principal amount of the senior subordinated notes, as permitted under the indenture governing such notes. The Company recorded a loss of $531 on the repurchase of the notes. The tender offer and repurchase of the 12.75% senior subordinated notes were financed by part of the proceeds from the issuance of the senior unsecured notes due November 15, 2011 below.
On November 18, 2004, the Company issued $215,000 of senior unsecured notes due November 15, 2011, for net proceeds of $210,458. The senior notes bears interest of 6.75% per annum payable semi-annually on May 15 and November 15 of each year. At the maturity date, the Company will pay to the note holders 100.0% of the principal amount, comprising principal and redemption interest. Prior to November 15, 2008, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest. On or after November 15, 2008, the Company may redeem all or a part of these notes at any time at the redemption prices specified under the terms and conditions of the senior notes plus accrued and unpaid interest. In addition, prior to November 15, 2007, the Company may redeem up to 35% of these notes with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest.
The $50,000 8.0% convertible subordinated notes due 2011 are ChipPAC’s unsecured and subordinated obligations. These convertible notes will mature on June 15, 2011 and bear interest rate of 8.0% per annum payable semi-annually on June 15 and December 15 of each year. On the maturity date of these convertible notes, ChipPAC will pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes can be converted into the Company’s ADSs at a conversion price of $11.448 per ADS. The conversion price may be subject to adjustments for certain events. ChipPAC may redeem all or a portion of these convertible notes at any time on or after June 15, 2004 at the designated redemption price. Upon the occurrence of specified change in control events, each holder of these convertible notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the purchase date.
The $150,000 2.5% convertible subordinated notes due 2008 are ChipPAC’s unsecured and subordinated obligations. These convertible notes will mature on June 1, 2008 and bear interest rate of 2.5% per annum payable semi-annually on June 1 and December 1 of each year. On the maturity date of these convertible notes, ChipPAC will pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes can be convertible into the Company’s ADSs at a conversion price of $9.267 per ADS. The conversion price may be subject to adjustments for certain events. These convertible notes are not redeemable at the option of ChipPAC. Upon the occurrence of specified change in control events, each holder of these notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any. On October 11, 2004, STATS ChipPAC, ChipPAC and the trustee for these convertible notes entered into a second supplemental indenture to provide for an unconditional guarantee of these convertible notes on a subordinated basis by STATS ChipPAC (but not by any of its subsidiaries). On October 18, 2004, ChipPAC commenced a consent solicitation from holders of these convertible notes to amend the indenture governing these convertible notes to replace ChipPAC’s obligation to file with the SEC annual reports and such other information, documents and reports specified in Section 13 and 15(d) of the Exchange Act with an obligation

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
of STATS ChipPAC to file all such reports with the SEC as are applicable to a foreign private issuer. The consent solicitation expired on November 1, 2004. ChipPAC received valid deliveries of consents from holders of approximately $130,500 aggregate principal amount, or 87%, of these convertible notes outstanding. Accordingly, ChipPAC obtained the requisite consents authorizing the adoption of the proposed amendment to the indenture. The consents were accepted and the amendments to the indenture became effective on November 2, 2004.
On July 19, 2005, the Company issued $150,000 of senior unsecured notes due July 19, 2010 for net proceeds of $146,535. The senior notes bear interest rate of 7.5% per annum payable semi-annually on January 19 and July 19 of each year. At the maturity date, the Company will pay to the note holders 100.0% of the principal amount, comprising principal and redemption interest. Prior to July 19, 2010, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest and liquidated damages, if any. In addition, prior to July 19, 2008, the Company may redeem up to 35% of these notes at a redemption price of 107.5% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest. A portion of the net proceeds were used to repay the then outstanding $99,000 short-term debts with Overseas-Chinese Banking Corporation Limited and Bank of America N.A.
In 2005, STATS ChipPAC Korea obtained a U.S. dollars term loan facility of $15,000 from Hana Bank. As at December 31, 2005, the interest rate on the loan was 6.0% per annum. The principal and interest on the loan is repayable in 4 equal quarterly installments commencing February 28, 2007.
In 2002, Winstek entered into three floating rate New Taiwan dollar loans of $1,766, $2,649 and $7,359 with Chiaotung Bank. The interest rates on the loans are revised from time to time by Chiaotung Bank. As at December 31, 2005, the interest rates on the loans were 3.4% per annum. Interest on all three loans is payable on a monthly basis in New Taiwan dollars. The principal on the $1,766 loan and the $2,649 loan are each repayable in 21 equal quarterly installments commencing March 29, 2004 and May 15, 2004, respectively. The principal on the $7,359 loan is repayable in 13 equal quarterly installments commencing June 27, 2003. As of December 31, 2005, the $1,766 loan is secured by fixed deposit and land pledged to the bank of $3,172, the $2,649 loan is secured by fixed deposit and building pledged to the bank of $6,643 and the $7,359 loan is secured by fixed deposit and machinery pledged to the bank of $3,847.
In 2003, Winstek entered into two floating rate New Taiwan dollar loans of $4,416 and $2,944 with Chiaotung Bank and Hsinchu International Bank, respectively. The interest rates on the loans are revised from time to time by the banks. As at December 31, 2005, the interest rates on the loans were 3.4% and 2.8% per annum, respectively. Interest on all two loans is payable on a monthly basis in New Taiwan dollars. The principal on the $4,416 loan is repayable in 13 equal quarterly installments commencing November 10, 2004, and the principal on the $2,944 loan is repayable in 48 unequal monthly installments commencing January 10, 2004. The loans are secured by machinery pledged to the banks of $5,899 as of December 31, 2005.
In 2004, Winstek entered into a floating rate New Taiwan dollar term loan facility of NT$1.8 billion ($56,711) with a syndicate of lenders, with Chiaotung Bank as the agent bank. The purpose of the term loan is for the expansion of Winstek’s testing capacity. The loan may also be accessed through letters of credit. The term loan must be fully drawn within 18 months from August 27, 2004, the date of the first drawdown. Winstek must satisfy certain conditions precedent with respect to each drawdown. As of December 31, 2005, Winstek has drawn down NT$997.2 million ($29,965) under the loan, which is repayable in eight equal installments commencing February

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
27, 2006 and ending on August 27, 2009. The interest rate on the term loan is the rate set by Chunghwa Post Co. Ltd. plus 1.3% per annum. As of December 31, 2005, the interest rate on the loan was 3.2% per annum. Interest on the loan is payable on a monthly basis. The loan is secured by certain machinery purchased with the loan proceeds amounting to $31,880 as of December 31, 2005.
In 2005, Winstek entered into three Taiwan dollar floating rate loan of $9,015, $6,010 and $1,502 with Taishin Bank, China Development Bank and Hsinchu International Bank, respectively. The interest rates on the loans are revised from time to time by the banks. As at December 31, 2005, the interest rates were 2.2%, 2.2% and 2.7% per annum, respectively. Interest on all three loans is payable on a monthly basis in New Taiwan dollars. The principal on the $9,015 and $6,010 loans are repayable on maturity. The principal on the $1,502 loan is repayable in 12 equal quarterly installments commencing February 18, 2006. The $9,015 loan is secured by machinery pledged to the bank of $17,013.
In 2003, Winstek entered into a Taiwan dollar fixed rate loan with Taiwan Life Insurance Company of $2,711. As of December 31, 2005, the loan bears interest at the rate of 3.4% per annum. Interest and principal are repayable in 12 equal quarterly installments commencing December 26, 2003. The loan is secured by machinery pledged to Taiwan Life Insurance Company amounting to $2,174 as of December 31, 2005.
In 2004, Winstek entered into a Taiwan dollar fixed rate loan with Taiwan Life Insurance Company of $3,303. As of December 31, 2005, the interest rate on the loan is 3.4% per annum. Interest and principal on the loan is repayable in 16 equal quarterly installments. As of December 31, 2005, the loan is secured by machinery pledged to Taiwan Life Insurance Company amounting to $4,550.
In 2004, two Taiwan dollar fixed rate commercial papers of NT$50.0 million ($1,577) each were issued through Taching Bill Co. (guaranteed by Far East Commercial Bank) and Chung Hsing Bill Co. (guaranteed by Fu-Hua Commercial Bank) for two years, commencing November 12, 2004 and December 24, 2004, respectively. The interest rates on the commercial papers were 1.7 % per annum for Taching Bill Co. and 1.9% per annum for Chung Hsing Bill Co. Interest is repayable every two months and principal is repayable on maturity.
In 2005, Winstek entered into a Taiwan dollar fixed rate loan of $3,005 with IBT Bank. As of December 31, 2005, the interest rate on the loan is 2.5% per annum. Interest on the loan is payable on a monthly basis in New Taiwan dollars. The principal is repayable in 6 equal half-yearly installments commencing May 17, 2006.
In addition to amounts disclosed above, the Company has deposits of $2,608 pledged as security for bank credit and facility lines made available to the Company as of December 31, 2005. As of December 31, 2004, $1,121 deposits were pledged as security.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Annual maturities of long-term debts as of December 31, 2005 are as follows:

Payable in year ending December 31,
2006	$18,651
2007	51,275
2008	301,229
2009	7,921
2010	150,000
Thereafter	265,000

$794,076

Substantially all assets of the STATS ChipPAC consolidated group, with the exception of Winstek and the China non-guarantor entities (comprising STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services Shanghai Co., Ltd. and STATS ChipPAC Semiconductor Shanghai Co., Ltd.), have been pledged as collateral under the terms of the 6.75% Senior Notes due 2011 or the 7.5% Senior Notes due 2010. The indenture governing the 6.75% senior notes and the 7.5% senior notes has been fully and unconditionally guaranteed, on an unsecured senior basis, by the parent company and the guaranteeing subsidiaries. See Note 28, Condensed Consolidating Financial Information. These indentures contain certain covenants which, among other things, limit the incurrence of additional indebtedness, prepay subordinated debts, investments, dividends, transaction with affiliates, asset sales, sale and leaseback, liens and encumbrances, merger and consolidations and other customary restrictions. The 6.75% senior notes and the 7.5% senior notes are cross-defaulted to the Company’s other indebtedness.
18. Unutilized Credit Facilities
At December 31, 2005, the Company has undrawn banking and credit facilities consisting of long-term loans and bank guarantees of $185,569 with financial institutions.
The notional letters of credit amounts outstanding at December 31, 2004 and 2005 were $nil and $8,951, respectively.
19. Other Non-Current Liabilities
Other non-current liabilities consist of the following:

	December 31,
	2004	2005
Deferred grant	$268	$—
Deferred tax liabilities	33,763	46,654
Others	16,331	19,957

	$50,362	$66,611

The deferred grant in 2004 referred to a 5-year grant of $13,878 obtained by the Company from the Economic Development Board under its Research Incentive Scheme for Companies in 1997 to acquire equipment to be used in certain research and development projects. The grant, which was a reimbursement of specified costs, has no requirement for repayment. Amounts received for asset-related grant were deferred and recognized in other income over the life of the related asset.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
20. Share Capital
On November 5, 2003, the Company issued 83,389,375 new ordinary shares of par value S$0.25 each with proceeds of $115 million (net proceeds of $111 million). The 83,389,375 new shares were admitted to the Official List of the Singapore Exchange Securities Trading Limited on November 6, 2003.
On August 5, 2004, the Company completed the acquisition of ChipPAC. The Company issued 861,907,530 new ordinary shares of par value S$0.25 each and assumed options to purchase 76,492,951 ordinary shares to effect the acquisition.
As a result of the employees exercising their share options and purchase rights in 2003, 2004 and 2005, 1,115,470, 5,802,800 and 31,961,575 ordinary shares were issued, respectively.
Under Singapore law, all increases in share capital (including rights issues) require prior shareholders’ approval. The Singapore law was revised effective January 30, 2006 whereby common stock par value is eliminated. The revision will result in all ordinary shares being recorded with no par value.
21. Additional Paid-in Capital
Additional paid-in capital represents principally the excess of proceeds received from issues of share capital (net of the costs of issue) over the par value of shares issued, which under Singapore law must be credited to the share premium account. The share premium may only be applied in paying up unissued shares to be issued to shareholders, paying up in whole or in part the balance unpaid on shares in issue, in payment of dividends, if such dividends are satisfied by the issue of shares to members of the Company, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preferred shares. The Company has not utilized any amounts in the share premium account for the above mentioned purposes.
As of December 31, 2004 and 2005, the Company’s share premium account amounted to $1,406,019 and $1,414,721, respectively.
22. Accumulated Other Comprehensive Loss
The components of accumulated other comprehensive loss are as follows:

	December 31,
	2004	2005
Currency translation loss	$5,865	$8,320
Unrealized gain on hedging instruments	(3,785)	(775)
Unrealized loss on available-for-sale marketable securities	780	1,027

	$2,860	$8,572

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
23. Share Options and Incentive Plans
Effective May 1999, the Company adopted the Share Option Plan which provides for a maximum of 150 million shares (subject to adjustment under the plan) to be reserved for option plans. Options granted under the plan may include non-statutory options as well as incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code. Option periods may not exceed 10 years from the date of grant. Upon leaving the employment of the Company, outstanding options remain exercisable for a specified period.
The plan is administered by a committee appointed by the directors. Employees, outside directors and consultants are eligible for the grant of options except for (i) employees of affiliates, and outside directors and consultants, who are not eligible for the grant of incentive stock options; and (ii) employees, outside directors and consultants of affiliates resident in the United States, who are not eligible for the grant of options. The exercise price of an incentive stock option is the fair market value of the shares at the date of the grant. In certain circumstances, the exercise price may be higher than the fair market value but in no event will the exercise price be below the par value of the share.
Prior to 2000, share options granted prior to May 1999 under the previous Employees’ Share Ownership Scheme were converted using the higher of par value or net tangible asset value. In April 2002, share options were granted with exercise prices determined by the average of the last 5-day closing prices prior to grant date. These two bases gave rise to exercise prices of the share options being lower than their fair market values at grant date and resulted in the recognition of stock compensation charges.
In connection with the merger with ChipPAC, the Company adopted the Substitute Purchase and Option Plan (“Substitute Option Plan”) and Substitute Equity Incentive Plan (“Substitute EIP”) (collectively the “Substitute Plans”) to enable substitute options to be granted to holders of options granted under the ChipPAC shares options and incentive plans. The number of ordinary shares that may be issued under the Substitute Option Plan and Substitute EIP, may not exceed, in the aggregate, 7.2 million and 73 million shares, respectively. On August 5, 2004, the Company effected an amendment to the Share Option Plan to increase the shares to be reserved for option plans to 245 million shares (subject to adjustment under the plan).
In August 2004, the Company adopted an employee share purchase plan (“ESPP”) for the benefit of its employers. A maximum aggregate of 130 million shares have been reserved for issuance under the ESPP. The ESPP qualifies in the United States under Section 423 of the United States for Internal Revenue Code. Under the ESPP, substantially all employees may purchase the Company’s ordinary shares through periodic payroll deductions or lump sum payments at a price equal to 85.0% of the lower of the fair market value at the beginning or the end specified six-month offering period commencing on each February 15 and August 16, except for the first purchase period which commenced on September 1, 2004 and ends on February 14, 2005. Share purchases are limited to 15.0% of an employee’s eligible compensation.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The following table summarizes stock option activity for the years ended December 31, 2003, 2004 and 2005:

		Weighted
		Average
	Options	Exercise Price
	(In thousands)
Options outstanding at January 1, 2003	54,275	1.65
Granted during the year	10,956	1.17
Lapsed during the year	(3,094)	1.69
Exercised during the year	(1,115)	0.62

Options outstanding at December 31, 2003	61,022	1.58
Assumed through ChipPAC acquisition	76,493	0.55
Granted during the year	11,523	0.87
Lapsed during the year	(11,239)	1.16
Exercised during the year	(5,802)	0.33

Options outstanding at December 31, 2004	131,997	1.01
Granted during the year	27,299	0.59
Lapsed during the year	(16,972)	1.03
Exercised during the year	(18,149)	0.35

Options outstanding at December 31, 2005	124,175	$1.01

Exercisable at December 31, 2003	33,728	$1.66

Exercisable at December 31, 2004	66,097	$1.13

Exercisable at December 31, 2005	62,785	$1.30

Weighted-average fair value of options granted in 2003, 2004 and 2005 were $0.60, $0.92 and $0.38, respectively.
The following table summarizes information about fixed stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted
	Number	Remaining	Average	Number	Weighted
Range of Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Average
Prices	12/31/2005	Life	Price	12/31/2005	Exercise Price
	(In thousands)			(In thousands)
$0.14 to $0.15	143	3.8 years	$0.15	143	$0.15
$0.21 to $0.29	12,272	6.8 years	$0.27	6,780	$0.25
$0.32 to $0.47	5,093	5.3 years	$0.43	4,999	$0.43
$0.53 to $0.89	62,614	8.2 years	$0.69	16,957	$0.79
$0.91 to $1.09	1,761	6.7 years	$0.96	1,117	$0.97
$1.16 to $1.66	33,420	6.4 years	$1.38	23,917	$1.43
$2.01 to $2.61	3,122	4.0 years	$2.06	3,122	$2.06
$3.99	5,750	4.3 years	$3.99	5,750	$3.99

	124,175			62,785

Total compensation expense recognized for stock-based compensation on share options and employee share purchase rights for the years ended December 31, 2003, 2004 and 2005 were $97, $658 and $743, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
24. Commitments and Contingencies
     (a) Commitments
As of December 31, 2004 and 2005, capital commitments consist of the following:

	December 31,
	2004	2005
Capital commitments
Building, mechanical and electrical installation	$1,598	$3,204
Plant and machinery	34,717	144,169

Other commitments
Inventories	$47,210	$121,822

The Company is party to certain royalty and licensing agreements which have anticipated payments of approximately $4,640 per annum for 2006 through 2010. Following the acquisition of ChipPAC, the Company assumed the obligation to pay until June 30, 2007 additional contingent incentive payments to Cirrus Logic, Inc. of up to approximately $1,625 subject to achievement of certain milestones.
The Company leases certain of its facilities in Singapore, South Korea and the United States under operation lease arrangements and has lease agreements for the land located in Singapore, Malaysia and China related to its facilities in these locations. Operating lease rental expense for the years ended December 31, 2003, 2004 and 2005 was $2,597, $4,781 and $8,499, respectively.
The Company has leased certain plant and equipment under operating leases and under sale and lease-back arrangements. These leases extend through 2008. Operating lease rental expenses, including amortization of lease prepayments, in respect of these leases for the years ended December 31, 2003, 2004 and 2005 were $18,118, $39,543 and $30,514, respectively.
Future minimum lease payments under non-cancelable operating leases as of December 31, 2005 were:

Payable in year ending December 31,
2006	$13,795
2007	10,488
2008	9,390
2009	8,600
2010	8,556
Thereafter	61,819

$112,648

     (b) Contingent liabilities
In the normal course of business, the Company is subject to claims and litigations. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. On July 31, 2002, Seagate Technology L.L.C. (“Seagate”) filed suit against Atmel Corporation and Atmel SARL in Santa Clara County Superior Court. Seagate alleges that Atmel supplied defective semiconductor chips, and that Atmel had its chips outsourced and packaged by ChipPAC and Amkor Technology, Inc. On November 19, 2003, Atmel filed a First Amended Cross-Complaint against ChipPAC, Amkor and Sumitomo Bakelite, Ltd., the Japanese manufacturer of the allegedly defective epoxy mold compound. On April 14, 2005, the Company reached a resolution with Seagate with respect to this litigation. As part of a broader settlement agreement among all parties to this matter, the Company had agreed to pay a fee in

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
consideration of a release from all claims related to this litigation. The amount related to the settlement is being paid by the Company’s insurer.
In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having ball grid array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to the Company. The Company believes that it has a meritorious defense to the claims and intend to defend the lawsuit vigorously. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome. The final resolution of the lawsuit could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they are probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position, results of operations, or cash flows.
In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $15,727 as of December 31, 2005) made by the South Korean National Tax Service, or NTS, relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2,620 as of December 31, 2005) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In the event that the Company is not successful with the appeal, the maximum amount payable including potential interest and local surtax as of December 31, 2005 is estimated to be 31.6 billion South Korean Won (approximately $30,981 as of December 31, 2005). As of December 31, 2005, no accrual has been made. However, the Company’s evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
25. Other Non-Operating Income (Expense), net

	For the Year Ended
	December 31,
	2003	2004	2005
Government grant income	$2,347	$—	$—
Gain (loss) on sale and maturity of marketable securities	5,040	(537)	—
Loss from repurchase and redemption of senior and convertible notes	—	(797)	(1,653)
Other income, net	183	398	577

	$7,570	$(936)	$(1,076)

26. Fair Value of Financial Instruments

	December 31,
	2004		2005
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	$	$	$	$
Financial Assets:
Cash and cash equivalents	227,509	227,509	224,720	224,720
Marketable securities	20,181	20,181	35,451	35,451
Pledged fixed deposits	1,121	1,121	2,608	2,608
Financial Liabilities:
Short-term borrowings	19,874	19,874	16,891	16,891
Long-term debts, excluding senior and convertible notes	60,293	60,163	67,613	67,476
Senior and convertible notes	736,289	748,907	726,463	708,110
The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.
The methods and assumptions used to estimate the fair value of significant classes of financial instruments is set forth below:
Cash and cash equivalents
Cash and cash equivalents are due on demand or carry a maturity date of less than three months when purchased. The carrying amount of these financial instruments is a reasonable estimate of fair value.
Marketable securities
The fair value is estimated based upon the quoted market price on the last business day of the fiscal year. For securities where there are no quoted market prices, the carrying amount is assumed to be its fair value.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Pledged fixed deposits
The fair value is based on current interest rates available to the Company for fixed deposits of similar terms and remaining maturities.
Short-term borrowings and long-term debts
The fair value is based on current interest rates available to the Company for issuance of debts of similar terms and remaining maturities.
Senior and convertible notes
The fair value is estimated by obtaining quotes from market and brokers.
Limitations
Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
27. Business Segment, Geographic and Major Customer Data
Operating segments, as defined under SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” (“SFAS 131”) are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has identified its individual geographic operating locations as its operating segments. All material geographical operating locations qualify for aggregation under SFAS 131 due to similarities in economic characteristics, nature of services, market base and production process. Accordingly, the operating segments have been aggregated into one reportable segment.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Revenues by major service line and by geographical areas (identified by location of customer headquarters) were:

	For the Year Ended December 31,
	2003	2004	2005
Singapore
— packaging — array	$1	$6	$—
— packaging — leaded	638	830	189
— test and other services	13,301	17,708	12,459

	13,940	18,544	12,648

United States
— packaging — array	76,485	253,595	444,066
— packaging — leaded	93,841	145,511	230,462
— test and other services	139,388	195,082	210,511

	309,714	594,188	885,039

Rest of Asia
— packaging — array	998	49,500	129,082
— packaging — leaded	3,895	8,585	17,038
— test and other services	34,200	63,197	86,277

	39,093	121,282	232,397

Europe
— packaging — array	932	9,264	7,672
— packaging — leaded	4,015	6,172	6,750
— test and other services	12,997	19,671	12,747

	17,944	35,107	27,169

Total
— packaging — array	78,416	312,365	580,820
— packaging — leaded	102,389	161,098	254,439
— test and other services	199,886	295,658	321,994

	$380,691	$769,121	$1,157,253

Long-lived assets by geographical area were:

	For the Year Ended
	December 31,
	2004	2005
Singapore	$391,522	$350,960
United States	24,704	25,574
Rest of Asia	619,577	730,497

Total	$1,035,803	$1,107,031

Net assets by geographical area were:

	For the Year Ended
	December 31,
	2004	2005
Singapore	$689,100	$531,141
United States	23,190	6,843
Rest of Asia	447,060	603,668

Total	$1,159,350	$1,141,652

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Revenues from major customers, as a percentage of net revenues, were as follows:

	For the Year Ended
	December 31,
	2003	2004	2005
	%	%	%
Customer A	31.6	20.6	11.6
Customer B	12.0	11.1	10.4
Customer C	13.6	8.5	10.1
Others	42.8	59.8	67.9

	100.0	100.0	100.0

28. Condensed Consolidating Financial Information
In connection with the merger with ChipPAC in 2004, the Company assumed the $150,000 2.5% Convertible Subordinated Notes due 2008 issued by ChipPAC. In October 2004, in connection with the filing of the prospectus to register the resale of the Convertible Notes issued by ChipPAC, the Company, but not any of its direct or indirect subsidiaries, provided a full and unconditional guarantee of the Convertible Notes on a subordinated basis.
In November 2004, the Company issued $215,000 of 6.75% Senior Notes due 2011. The Senior Notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by (1) ChipPAC, (2) STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and STATS ChipPAC Taiwan Co., Ltd. (“Guarantor Subsidiaries”) and (3) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and Winstek (“Non-Guarantor Subsidiaries”) did not provide guarantees.
In July 2005, the Company issued $150,000 of 7.5% Senior Notes due 2010. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by all of STATS ChipPAC’s subsidiaries, except STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd., Winstek (“Non-Guarantor Subsidiaries”) and STATS ChipPAC Korea Ltd.
The following is the consolidated financial information segregated between STATS ChipPAC as the parent company and guarantor of the Convertible Notes and issuer of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010; ChipPAC as issuer of the Convertible Notes and a guarantor of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215,000 6.75% Senior Notes due 2011 and non-guarantor of the $150,000 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2003

			Non-
	STATS	Guarantor	Guarantor
	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$337,934	$12,137	$31,041	$(421)	$380,691
Cost of revenues	(291,769)	(12,546)	(23,908)	209	(328,014)

Gross profit (loss)	46,165	(409)	7,133	(212)	52,677

Operating expenses:
Selling, general and administrative	32,228	2,307	2,264	(324)	36,475
Research and development	14,808	—	672	(185)	15,295
Other general expenses, net	502	536	—	(664)	374

Total operating expenses	47,538	2,843	2,936	(1,173)	52,144

Operating income (loss)	(1,373)	(3,252)	4,197	961	533

Other income (expense), net:
Interest income	4,618	—	167	—	4,785
Interest expense	(12,474)	—	(1,520)	—	(13,994)
Foreign currency exchange gain (loss)	1,496	—	138	—	1,634
Equity loss from investment in subsidiaries	(1,590)	—	—	1,590	—
Other non-operating income (expense), net	7,611	—	(41)	—	7,570

Total other income (expense), net	(339)	—	(1,256)	1,590	(5)

Income (loss) before income taxes	(1,712)	(3,252)	2,941	2,551	528
Income tax benefit (expense)	(965)	774	(514)	—	(705)

Loss before minority interest	(2,677)	(2,478)	2,427	2,551	(177)
Minority interest	—	—	—	(1,539)	(1,539)

Net income (loss)	$(2,677)	$(2,478)	$2,427	$1,012	$(1,716)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2003

			Non –
	STATS	Guarantor	Guarantor
	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(2,677)	$(2,478)	$2,427	$1,012	$(1,716)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	98,823	5,761	16,235	(209)	120,610
Amortization of leasing prepayments	11,732	—	—	—	11,732
Debt issuance cost amortization	1,155	—	—	—	1,155
Loss (gain) on sale of property, plant and equipment	503	307	42	(752)	100
Accretion of discount on convertible notes	7,366	—	—	—	7,366
Foreign currency exchange gain	(2,875)	—	(492)	—	(3,367)
Deferred income taxes	(741)	—	(505)	—	(1,246)
Minority interest in loss of subsidiary	—	—	—	1,539	1,539
Loss (gain) on sale and maturity of marketable securities	(5,025)	—	(15)	—	(5,040)
Equity loss from investment in subsidiaries	1,590	—	—	(1,590)	—
Others	—	—	(54)	—	(54)
Changes in operating working capital:
Accounts receivable	(27,196)	(865)	(2,216)	—	(30,277)
Amounts due from affiliates	(2,827)	(643)	1	537	(2,932)
Inventories	(10,095)	—	—	—	(10,095)
Other receivables, prepaid expenses and other assets	(15,854)	604	(1,533)	—	(16,783)
Accounts payable, accrued operating expenses and other payables	9,640	368	1,761	—	11,769
Amounts due to affiliates	1,010	(743)	57	(537)	(213)

Net cash provided by operating activities	$64,529	$2,311	$15,708	$—	$82,548

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$70,238	$—	$7,328	$—	$77,566
Proceeds from maturity of marketable securities	5,753	—	—	—	5,753
Purchases of marketable securities	(32,924)	—	(10,926)	—	(43,850)
Acquisition of subsidiary, net of cash acquired	(15,533)	—	3,092	12,441	—
Purchase of additional shares in subsidiary	(467)	—	—	—	(467)
Purchases of property, plant and equipment	(168,968)	(2,172)	(38,186)	—	(209,326)
Others, net	(4,136)	1	189	—	(3,946)

Net cash used in investing activities	$(146,037)	$(2,171)	$(38,503)	$12,441	$(174,270)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$(27,419)	$—	$(27,419)
Repayment of long-term debts	(14,768)	—	(4,945)	—	(19,713)
Proceeds from issuance of shares, net of expenses	112,245	—	17,673	(12,441)	117,477
Proceeds from issuance of convertible notes, net of expenses	112,345	—	—	—	112,345
Proceeds from bank borrowings	—	—	49,839	—	49,839
Decrease in restricted cash	3,500	—	4,723	—	8,223
Grants received	6,784	—	—	—	6,784
Capital lease payments	(7,405)	(317)	(5,140)	—	(12,862)

Net cash provided by (used in) financing activities	$212,701	$(317)	$34,731	$(12,441)	$234,674

Net increase (decrease) in cash and cash equivalents	$131,193	$(177)	$11,936	$—	$142,952
Effect of exchange rate changes on cash and cash equivalents	2,326	—	224	—	2,550
Cash and cash equivalents at beginning of the year	163,646	398	3,617	—	167,661

Cash and cash equivalents at end of the year	$297,165	$221	$15,777	$—	$313,163

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2004

			STATS		Non –
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$184,824	$533	$1,976	$19,002	$21,174	$—	$227,509
Short-term marketable securities	—	—	—	787	1,273	—	2,060
Accounts receivable, net	66,875	—	—	70,444	12,331	—	149,650
Amounts due from affiliates	250,479	194,605	13,002	66,326	3,719	(525,508)	2,623
Other receivables	8,022	70	7,620	863	238	—	16,813
Inventories	19,916	—	23,868	4,572	6,334	—	54,690
Prepaid expenses and other current assets	32,971	1,525	273	740	3,327	—	38,836

Total current assets	563,087	196,733	46,739	162,734	48,396	(525,508)	492,181
Long-term marketable securities	18,097	—	—	—	24	—	18,121
Property, plant and equipment, net	391,523	4,912	199,234	176,780	263,530	(176)	1,035,803
Investment in subsidiaries	750,620	—	—	—	—	(750,620)	—
Intangible assets	1,398	2,802	1,816	118,358	1,456	—	125,830
Goodwill	—	—	312,758	102,591	106,040	2,209	523,598
Prepaid expenses and other non-current assets	41,686	487	28,242	184	5,570	—	76,169

Total assets	$1,766,411	$204,934	$588,789	$560,647	$425,016	$(1,274,095)	$2,271,702

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$7,957	$2,314	$41,448	$2,148	$14,714	$(8)	$68,573
Payables related to property, plant and equipment purchases	20,028	4	9,610	8,268	13,728	—	51,638
Accrued operating expenses	36,773	8,307	4,382	6,953	7,484	—	63,899
Income taxes payable	—	13	1,555	450	20	—	2,038
Short-term borrowings	—	—	19,874	—	—	—	19,874
Amounts due to affiliates	4,941	173	50,205	437,110	33,216	(525,508)	137
Current obligations under capital leases	805	—	6,782	—	—	—	7,587
Short-term debts and current installments of long-term debts	137,107	—	—	—	17,300	—	154,407

Total current liabilities	207,611	10,811	133,856	454,929	86,462	(525,516)	368,153
Obligations under capital leases, excluding current installments	—	—	10,771	—	—	—	10,771
Long-term debts, excluding current installments	399,182	200,000	—	—	42,993	—	642,175
Other non-current liabilities	268	—	35,792	10,189	4,113	—	50,362

Total liabilities	607,061	210,811	180,419	465,118	133,568	(525,516)	1,071,461

Minority interest	—	—		—	—	40,891	40,891
Total shareholders’ equity	1,159,350	(5,877)	408,370	95,529	291,448	(789,470)	1,159,350

Total liabilities and shareholders’ equity	$1,766,411	$204,934	$588,789	$560,647	$425,016	$(1,274,095)	$2,271,702

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2004

			STATS		Non –
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$462,697	$9,703	$148,382	$259,785	$83,382	$(194,828)	$769,121
Cost of revenues	(390,673)	(203)	(130,630)	(243,295)	(73,690)	194,951	(643,540)

Gross profit	72,024	9,500	17,752	16,490	9,692	123	125,581

Operating expenses:
Selling, general and administrative	42,877	7,682	3,271	25,862	5,273	—	84,965
Research and development	10,811	1,047	2,933	1,952	894	—	17,637
Goodwill impairment	—	—	271,734	89,135	92,131	—	453,000
Other general expenses (income), net	(618)	121	—	33	(44)	44	(464)

Total operating expenses	53,070	8,850	277,938	116,982	98,254	44	555,138

Operating income (loss)	18,954	650	(260,186)	(100,492)	(88,562)	79	(429,557)

Other income (expense), net:
Interest income	7,774	9	59	3,596	123	(7,131)	4,430
Interest expense	(19,173)	(2,875)	(1,399)	(10,944)	(1,556)	7,131	(28,816)
Foreign currency exchange gain (loss)	(206)	—	(1,915)	881	118	—	(1,122)
Equity loss from investment in subsidiaries	(472,535)	(67,882)	—	(87,677)	—	628,094	—
Other non-operating income (expense), net	(675)	12	11	(542)	258	—	(936)

Total other income (expense), net	(484,815)	(70,736)	(3,244)	(94,686)	(1,057)	628,094	(26,444)

Income (loss) before income taxes	(465,861)	(70,086)	(263,430)	(195,178)	(89,619)	628,173	(456,001)
Income tax benefit (expense)	(1,862)	(14)	(6,500)	(515)	997	—	(7,894)

Income (loss) before minority interest	(467,723)	(70,100)	(269,930)	(195,693)	(88,622)	628,173	(463,895)
Minority interest	—	—	—	—	—	(3,828)	(3,828)

Net income (loss)	$(467,723)	$(70,100)	$(269,930)	$(195,693)	$(88,622)	$624,345	$(467,723)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2004

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(467,723)	$(70,100)	$(269,930)	$(195,693)	$(88,622)	$624,345	$(467,723)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	104,141	628	17,008	37,312	29,638	(44)	188,683
Goodwill impairment	—	—	271,734	89,135	92,131	—	453,000
Amortization of leasing prepayments	25,718	—	—	—	—	—	25,718
Debt issuance cost amortization	1,741	—	—	—	172	—	1,913
Loss (gain) on sale of property, plant and equipment	(631)	—	—	5	(30)	—	(656)
Accretion of discount on convertible notes	11,923	—	—	(486)	—	—	11,437
Loss from repurchase and redemption of senior and convertible notes	266	—	—	531	—	—	797
Foreign currency exchange gain	(516)	—	—	—	(314)	—	(830)
Deferred income taxes	9,145	—	6,204	461	(805)	—	15,005
Minority interest in income of subsidiary	—	—	—	—	—	3,828	3,828
Equity loss from investment in subsidiaries	472,535	67,882	—	87,677	—	(628,094)	—
Gain on sale and maturity of marketable securities	503	—	—	—	34	—	537
Others	1,162	127	—	(193)	(32)	(35)	1,029
Changes in operating working capital:
Accounts receivable	3,670	—	—	8,789	(4,310)	—	8,149
Amounts due from affiliates	(242,237)	26,486	(1,171)	6,976	15,986	198,387	4,427
Inventories	(77)	—	(632)	(314)	(148)	—	(1,171)
Other receivables, prepaid expenses and other assets	(64,078)	(1,442)	(2,459)	2,683	875	—	(64,421)
Accounts payable, accrued operating expenses and other payables	(2,709)	(23,934)	3,506	(14,644)	(3,625)	—	(41,406)
Amounts due to affiliates	(2,918)	(85)	94	191,182	8,415	(198,387)	(1,699)

Net cash provided by operating activities	(150,085)	(438)	24,354	213,421	49,365	—	136,617

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$101,323	$—	$—	$—	$29,174	$—	$130,497
Proceeds from maturity of marketable securities	46,687	—	—	—	—	—	46,687
Purchases of marketable securities	(137,124)	—	—	222	(24,041)	—	(160,943)
Acquisition of intangible assets	—	(399)	(45)	(510)	(474)	—	(1,428)
Acquisition of subsidiary, net of cash acquired	(9,369)	—	—	—	—	16,577	7,208
Cash injection in subsidiary	(4,680)	—	—	—	—	4,680	—
Purchases of property, plant and equipment	(172,320)	(1,090)	(35,893)	(24,434)	(81,225)	27,388	(287,574)
Others, net	20,926	33	133	3,011	4,014	(27,388)	729

Net cash used in investing activities	(154,557)	(1,456)	(35,805)	(21,711)	(72,552)	21,257	(264,824)

Cash Flows From Financing Activities
Repayment of short-term debts	$(50,000)	$—	$—	$—	$(22,006)	—	$(72,006)
Repayment of long-term debts	—	—	—	—	(8,982)	—	(8,982)
Proceeds from issuance of shares, net of expenses	1,968	—	—	—	4,680	(4,680)	1,968
Proceeds from issuance of senior notes, net of expenses	210,458	—	—	—	—	—	210,458
Repurchase and redemption of senior and convertible notes	(18,083)	—	—	(175,564)	—	—	(193,647)
Proceeds from bank borrowings	50,000	—	8,016	—	49,604	—	107,620
Decrease in restricted cash	—	—	—	—	2,927	—	2,927
Capital lease payments	(2,042)	—	(1,727)	(2,663)	(778)	—	(7,210)

Net cash provided by (used in) financing activities	192,301	—	6,289	(178,227)	25,445	(4,680)	41,128

Net increase (decrease) in cash and cash equivalents	(112,341)	(1,894)	(5,162)	13,483	2,258	16,577	(87,079)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	1,425	—	1,425
Cash and cash equivalents at beginning of the year	297,165	2,427	7,138	5,519	17,491	(16,577)	313,163

Cash and cash equivalents at end of the year	$184,824	$533	$1,976	$19,002	$21,174	$—	$227,509

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2005

			STATS		Non–
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$144,841	$635	$32,291	$9,865	$37,088	$—	$224,720
Short-term marketable securities	—	—	—	—	17,648	—	17,648
Accounts receivable, net	90,825	—	—	130,129	20,036	—	240,990
Amounts due from affiliates	360,343	202,224	8,575	96,148	13,612	(674,092)	6,810
Other receivables	3,936	245	6,047	204	904	—	11,336
Inventories	25,365	—	32,024	4,621	17,473	—	79,483
Prepaid expenses and other current assets	15,096	1,357	3,468	1,216	5,590	—	26,727

Total current assets	640,406	204,461	82,405	242,183	112,351	(674,092)	607,714
Long-term marketable securities	17,803	—	—	—	—	—	17,803
Property, plant and equipment, net	350,960	4,800	261,650	218,202	271,504	(85)	1,107,031
Investment in subsidiaries	738,852	12,186	—	—	—	(751,038)	—
Intangible assets	1,998	2,281	1,615	63,990	2,896	—	72,780
Goodwill	—	—	312,337	102,385	105,694	2,209	522,625
Prepaid expenses and other non-current assets	28,850	369	28,931	202	7,077	—	65,429

Total assets	$1,778,869	$224,097	$686,938	$626,962	$499,522	$(1,423,006)	$2,393,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$23,665	$477	$63,150	$11,302	$37,464	$—	$136,058
Payables related to property, plant and equipment purchases	22,404	—	23,980	12,694	20,347	—	79,425
Accrued operating expenses	56,620	10,377	10,317	9,334	10,284	—	96,932
Income taxes payable	—	68	1,555	612	—	—	2,235
Short-term borrowings	—	—	16,891	—	—	—	16,891
Amounts due to affiliates	8,065	1,882	89,351	542,979	31,877	(674,092)	62
Current obligations under capital leases	—	—	7,091	—	—	—	7,091
Current installments of long-term debts	—	—	—	—	18,651	—	18,651

Total current liabilities	110,754	12,804	212,335	576,921	118,623	(674,092)	357,345
Obligations under capital leases, excluding current installments	—	—	3,680	—	—	—	3,680
Long-term debts, excluding current installments	526,463	200,000	2,760	—	46,202	—	775,425
Other non-current liabilities	—	—	50,112	11,763	4,736	—	66,611

Total liabilities	637,217	212,804	268,887	588,684	169,561	(674,092)	1,203,061

Minority interest	—	—	—	—	—	48,669	48,669
Total shareholders’ equity	1,141,652	11,293	418,051	38,278	329,961	(797,583)	1,141,652

Total liabilities and shareholders’ equity	$1,778,869	$224,097	$686,938	$626,962	$499,522	$(1,423,006)	$2,393,382

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2005

			STATS		Non–
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$435,630	$40,268	$387,830	$684,290	$163,870	$(554,635)	$1,157,253
Cost of revenues	(363,092)	(384)	(347,964)	(612,676)	(142,909)	499,002	(968,023)

Gross profit	72,538	39,884	39,866	71,614	20,961	(55,633)	189,230

Operating expenses:
Selling, general and administrative	44,488	24,862	9,007	94,774	9,635	(46,995)	135,771
Research and development	10,779	5,556	6,986	10,015	1,452	(8,717)	26,071
Restructuring charges	734	—	—	96	—	—	830
Other general expenses (income), net	—	—	—	(20)	—	—	(20)

Total operating expenses	56,001	30,418	15,993	104,865	11,087	(55,712)	162,652

Operating income (loss)	16,537	9,466	23,873	(33,251)	9,874	79	26,578

Other income (expense), net:
Interest income	24,292	17	226	2,531	229	(20,881)	6,414
Interest expense	(31,358)	(8,240)	(3,372)	(18,827)	(1,713)	20,881	(42,629)
Foreign currency exchange gain (loss)	(1,125)	(3)	(535)	1,529	665	—	531
Equity gain (loss) from investment in subsidiaries	(32,320)	414	—	—	—	31,906	—
Other non-operating income (expense), net	(1,648)	(91)	(19)	93	589	—	(1,076)

Total other income (expense), net	(42,159)	(7,903)	(3,700)	(14,674)	(230)	31,906	(36,760)

Income (loss) before income taxes	(25,622)	1,563	20,173	(47,925)	9,644	31,985	(10,182)
Income tax benefit (expense)	(689)	(56)	(7,767)	(1,909)	732	—	(9,689)

Income (loss) before minority interest	(26,311)	1,507	12,406	(49,834)	10,376	31,985	(19,871)
Minority interest	—	—	—	—	—	(6,440)	(6,440)

Net income (loss)	$(26,311)	$1,507	$12,406	$(49,834)	$10,376	$25,545	$(26,311)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2005

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(26,311)	$1,507	$12,406	$(49,834)	$10,376	$25,545	$(26,311)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	81,823	2,073	41,982	86,275	42,064	(79)	254,138
Amortization of leasing prepayments	25,790	—	—	—	—	—	25,790
Debt issuance cost amortization	1,848	113	—	—	—	—	1,961
Loss (gain) on sale of property, plant and equipment	445	—	220	(62)	926	—	1,529
Accretion of discount on convertible notes	7,414	—	—	—	—	—	7,414
Loss from repurchase and redemption of convertible notes	1,653	—	—	—	—	—	1,653
Foreign currency exchange loss (gain)	48	—	—	168	(350)	—	(134)
Deferred income taxes	617	—	7,767	1,574	(607)	—	9,351
Minority interest in income of subsidiary	—	—	—	—	—	6,440	6,440
Equity loss (gain) from investment in subsidiaries	32,320	(414)	—	—	—	(31,906)	—
Others	698	134	344	311	(209)	—	1,278
Changes in operating working capital:
Accounts receivable	(23,950)	—	—	(59,685)	(7,705)	—	(91,340)
Amounts due from affiliates	(109,865)	(4,564)	4,426	(16,358)	(9,893)	132,067	(4,187)
Inventories	(5,449)	—	(8,156)	(49)	(11,139)	—	(24,793)
Other receivables, prepaid expenses and other assets	7,357	315	(1,667)	(153)	(2,336)	—	3,516
Accounts payable, accrued operating expenses and other payables	35,737	89	30,918	12,200	25,555	—	104,499
Amounts due to affiliates	3,124	1,709	39,146	89,352	(1,339)	(132,067)	(75)

Net cash provided by operating activities	33,299	962	127,386	63,739	45,343	—	270,729

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$15,726	$—	$15,726
Proceeds from maturity of marketable securities	—	—	—	787	—	—	787
Purchases of marketable securities	—	—	—	—	(32,017)	—	(32,017)
Cash injection in subsidiary	(25,587)	—	—	(25,500)	—	51,087	—
Acquisition of intangible assets	(787)	(698)	(812)	(837)	(1,719)	—	(4,853)
Purchases of property, plant and equipment	(53,718)	(187)	(94,163)	(78,419)	(61,648)	42,360	(245,775)
Others, net	18,726	10	4,927	9,629	12,207	(42,360)	3,139

Net cash used in investing activities	(61,366)	(875)	(90,048)	(94,340)	(67,451)	51,087	(262,993)

Cash Flows From Financing Activities
Repayment of short-term debts	$(100,464)	$—	$(35,779)	$—	$(7,033)	$—	$(143,276)
Repayment of long-term debts	—	—	(7,101)	—	(30,569)	—	(37,670)
Proceeds from issuance of shares, net of expenses	13,521	—	—	21,479	33,231	(54,710)	13,521
Proceeds from issuance of convertible notes, net of expenses	146,535	—	—	—	—	—	146,535
Repurchase and redemption of convertible notes	(167,263)	—	—	—	—	—	(167,263)
Proceeds from bank borrowings	100,464	—	42,657	—	44,964	—	188,085
Increase in restricted cash	—	—	(18)	—	(1,469)	—	(1,487)
Grants received	246	—	—	—	—	—	246
Capital lease payments	(4,955)	—	(6,782)	—	—	—	(11,737)
Contribution by minority interest in subsidiary, net	—	—	—	—	—	3,623	3,623

Net cash provided by (used in) financing activities	(11,916)	—	(7,023)	21,479	39,124	(51,087)	(9,423)

Net increase (decrease) in cash and cash equivalents	(39,983)	87	30,315	(9,122)	17,016	—	(1,687)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(1,102)	—	(1,102)
Cash and cash equivalents at beginning of the year	184,824	548	1,976	18,987	21,174	—	227,509

Cash and cash equivalents at end of the year	$144,841	$635	$32,291	$9,865	$37,088	$—	$224,720

AUDITORS’ REPORT TO THE MEMBERS OF STATS CHIPPAC LTD.
(In compliance with the requirements of the Singapore Companies Act)
We have audited the financial statements of STATS Chippac Ltd. (the “Company”) and its subsidiaries (the “Group”) as at 31 December 2005 and for the year 31 December 2005, set out on pages F-4 to F-54 of the Annual Report, in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These financial statements are the responsibility of the directors. Our responsibility is to express an opinion on these financial statements based on our audit. We reported separately on these financial statements of the Group on 28 February 2006 and our report is included thereon.
Our audit of the consolidated financial statements referred to above includes an audit of the accompanying unconsolidated balance sheet of the Company, which should be read in conjunction with the consolidated financial statements. The unconsolidated balance sheet of the Company as at 31 December and notes therein as set out on pages F-56 to F-67 are presented as required by the Singapore Companies Act, Cap. 50 (the “Act”).
In our opinion,
(a)	the consolidated financial statements of the Group and the accompanying unconsolidated balance sheet of the Company are properly drawn up in accordance with the provisions of the Act and U.S. GAAP, so as to give a true and fair view of the state of the affairs of the Group and of the Company as at 31 December 2005, and the results, cash flows and changes in equity of the Group for the financial year ended on that date; and
(b)	the accounting and other records required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.
PricewaterhouseCoopers
Certified Public Accountants
Singapore, 28 February 2006

STATS CHIPPAC LTD.
UNCONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2005
In thousands of U.S. Dollars

		31 December
	Note	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	3	$184,824	$144,841
Accounts receivable, net	4	66,875	90,825
Amounts due from affiliates		2,623	6,810
Amounts due from subsidiaries		247,856	353,533
Other receivables	5	8,022	3,936
Inventories	6	19,916	25,365
Prepaid expenses and other current assets	7	32,971	15,096

Total current assets		563,087	640,406
Long-term marketable securities	8	18,097	17,803
Property, plant and equipment, net	9	391,523	350,960
Intangible assets	10	1,398	1,998
Investment in subsidiaries	11	750,620	738,852
Prepaid expenses and other non-current assets	7	41,686	28,850

Total assets		$1,766,411	$1,778,869

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payable		$7,957	$23,665
Payables related to property, plant and equipment purchases		20,028	22,404
Accrued operating expenses	12	36,773	56,620
Income taxes payable		—	—
Amounts due to affiliates		137	62
Amount due to subsidiaries		4,804	8,003
Current obligations under capital leases		805	—
Current installments of long-term debts	14	137,107	—

Total current liabilities		207,611	110,754
Long-term debts, excluding current installments	14	399,182	526,463
Other non-current liabilities	16	268	—

Total liabilities		607,061	637,217

Share capital:
Ordinary shares — par value S$0.25, Authorized 3,200,000,000 shares Issued ordinary shares —1,944,330,450 in 2004 and 1,976,292,025 in 2005	17	298,233	303,052
Additional paid-in capital	17	1,507,854	1,517,118
Accumulated other comprehensive loss	18	(2,860)	(8,572)
Accumulated deficit		(643,877)	(669,946)

Total shareholders’ equity		1,159,350	1,141,652

Commitments and contingencies	11,19
Total liabilities and shareholders’ equity		$1,766,411	$1,778,869

The accompanying notes form an integral part of the unconsolidated balance sheet.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2005
In thousands of U.S. Dollars
1.	Background and Summary of Significant Accounting Policies

(a)	Business and Organization

STATS ChipPAC Ltd. (the “Company”) is incorporated in Singapore and its ordinary shares are listed on the Singapore Exchange (“SGX-ST”) and its American Depository Shares (“ADS”) are quoted on the NASDAQ National Market. The Company was formed in connection with the merger of ST Assembly Test Services Ltd (“STATS”) and ChipPAC, Inc. (“ChipPAC”), which was consummated on 5 August 2004. In the merger, former ChipPAC stockholders received 0.87 ADS of STATS for each share of ChipPAC Class A common stock, par value $0.01 per share, owned by such stockholder. Upon consummation of the merger, STATS’ and ChipPAC’s former shareholders owned approximately 56% and 44%, respectively, of the Company’s total share outstanding. As a result of the merger, ChipPAC became a wholly-owned subsidiary of STATS. The transaction was accounted for using the purchase method. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd.

In 2005, a subsidiary, STATS ChipPAC, Inc. (formerly known as ST Assembly Test Services, Inc.) was merged into ChipPAC. The surviving entity was renamed STATS ChipPAC, Inc.

In 2004, the Company’s Taiwan subsidiary, Winstek Semiconductor Corporation (“Winstek”), issued new shares to its employees as employee stock bonus and resulted in the dilution of the Company’s interest in Winstek from 55.0% to 54.5%. In 2005, Winstek issued 10,555,556 shares of its capital stock, par value NT$10, in a public offering at an offering price of NT$12.80 per share. The shares of Winstek are listed on the Taiwan over-the-counter securities market. The Company owned approximately 52% of Winstek as of 31 December 2005.

The principal activities of the Company are the provision of a full range of semiconductor packaging design, assembly, test and distribution solutions.

The Company is required to prepare the unconsolidated balance sheet of the Company in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the “Act”) for filing with the Accounting and Corporate Regulatory Authority (“ACRA”).

Under the Companies (Accounting Standards for Listed Companies) Order 2003 of the Singapore Companies (Amendment) Act, where a SGX-ST listed company is also listed on a foreign exchange which requires the company to comply with accounting standards other than Financial Reporting Standards, the company shall apply the alternative accounting standards if they are approved accounting standards by SGX-ST and the company has notified ACRA of its intention. As accounting principles generally accepted in the United States of America (“U.S. GAAP”) is an approved accounting standard and the Company has notified ACRA of its intention, the unconsolidated balance sheet of the Company has been prepared in accordance with U.S. GAAP.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
AS AT 31 DECEMBER 2005
In thousands of U.S. Dollars
The unconsolidated balance sheet of the Company should be read in conjunction with the consolidated financial statements, its basis of preparation and summary of significant accounting policies. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are included in the annual report of the Company.

The financial statements are expressed in U.S. dollars, which is the Company’s functional and presentation currency.

(b)	Subsidiaries

The Company has subsidiaries in South Korea, China, Malaysia, Taiwan, the British Virgin Island, Luxembourg, Barbados, Hungary and in the United States, its principal market. Investment in subsidiaries is accounted for using the equity accounting method.

(c)	Fiscal Year

Since the beginning of fiscal 2005, the Company employed fiscal year and fiscal quarter reporting periods. The Company’s 52-53 week fiscal year ends on the Sunday nearest to December 31. STATS ChipPAC’s fiscal quarters end on a Sunday and are generally thirteen weeks in length. For presentation purposes, the fiscal years have been presented as ending on December 31. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.

2.	Related Parties

Temasek Holdings (Private) Limited (“Temasek Holdings”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owns approximately 36% of the Company as of 31 December 2005. Temasek Holdings, wholly-owned by the Minister of Finance (Incorporated) for Singapore, a statutory body constituted by the Minister for Finance (Incorporation) Act (Cap. 183), owns 100% of the ordinary shares of STSPL. Singapore Technologies Pte Ltd (“STPL”), a wholly-owned subsidiary of Temasek Holdings, was the holding company of STSPL prior to a restructuring completed on 31 December 2004 pursuant to which all the assets of STPL were transferred to Temasek Holdings. Refer to Note 2 of the consolidated financial statements for details of transactions with affiliates.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
AS AT 31 DECEMBER 2005
In thousands of U.S. Dollars
3.	Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	31 December
	2004	2005
Cash at banks and on hand	$6,155	$2,015
Cash equivalents
Bank fixed deposits	141,109	104,073
Money market funds	37,560	38,753

	$184,824	$144,841

4.	Accounts Receivable

Accounts receivable consist of the following:

	31 December
	2004	2005
Accounts receivable — third parties	$68,184	$92,278
Allowance for sales returns	(1,309)	(1,453)

	$66,875	$90,825

5.	Other Receivables

Other receivables consist of the following:

	31 December
	2004	2005
Deposits and staff advances	$164	$481
Grants receivable	1,322	1,313
Taxes receivable	5,039	392
Other receivables	1,497	1,750

	$8,022	$3,936

6.	Inventories

Inventories consist of the following:

	31 December
	2004	2005
Raw materials	$16,517	$17,924
Work-in-progress	3,299	7,320
Finished goods	100	121

	$19,916	$25,365

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
AS AT 31 DECEMBER 2005
In thousands of U.S. Dollars
7.	Prepaid Expenses and Other Assets

Prepaid expenses and other current assets consist of the following:

	31 December
	2004	2005
Leasing prepayments	$27,137	$7,452
Other prepayments and assets	620	2,315
Deferred income tax assets (Note 13)	335	—
Loans to vendors	4,879	5,329

	$32,971	$15,096

Prepaid expenses and other non-current assets consist of the following:

	31 December
	2004	2005
Leasing prepayments	$7,071	$—
Deferred income tax assets (Note 13)	9,582	9,300
Loans to vendors	13,771	8,441
Debt issuance cost, net of accumulated amortization of $3,481 and $2,479	10,295	10,626
Others	967	483

	$41,686	$28,850

Leasing prepayments represent prepayments of lease rental obligations for certain plant and machinery leased under sale and lease-back arrangements.

Included in current and non-current loan to vendors are amounts of $5,000 and $15,000, of which the details are provided in Note 8 of the consolidated financial statements.

8.	Long-Term Marketable Securities

Long-term marketable securities consist of the following:

	31 December
	2004				2005
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value

Available-for-sale corporate debt securities	$18,877	$—	$(780)	$18,097	$18,830	$—	$(1,027)	$17,803

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
AS AT 31 DECEMBER 2005
In thousands of U.S. Dollars
8.	Long-Term Marketable Securities (continued)

Maturities of long-term marketable securities (at fair value) are as follows:

	31 December
	2004	2005
Marketable securities:
Due in one year or less	$—	$—
Due after one year through five years	18,097	17,803

Total	$18,097	$17,803

9.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	31 December
	2004	2005
Cost:
Buildings, mechanical and electrical installation	$60,628	$60,966
Equipment	791,352	800,802

Total cost	851,980	861,768
Total accumulated depreciation	(460,457)	(510,808)

Property, plant and equipment, net	$391,523	$350,960

In the third quarter of fiscal 2004, following the consummation of the merger, the Company adopted ChipPAC’s policy to depreciate equipment and machinery on a straight line basis over 8 years, from 5 years previously. The impact of this change was depreciation savings of $18,376 and an increase in net income of $14,701, net of tax effects of $3,675 for year ended 31 December 2004.
10.	Intangible Assets

Intangible assets consist of the following:

	31 December
	2004			2005
		Accumulated	Net	Gross	Accumulated	Net
	Gross Assets	Amortization	Assets	Assets	Amortization	Assets

Software and licenses	$2,019	$(621)	$1,398	$2,807	$(809)	$1,998

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
AS AT 31 DECEMBER 2005
In thousands of U.S. Dollars
11.	Investment in Subsidiaries

Investment in subsidiaries is summarized as follows:

	31 December
	2004	2005
Unquoted equity shares at cost	$1,223,043	$1,248,177
Less: share of losses of subsidiaries	(472,423)	(509,325)

	$750,620	$738,852

On 5 August 2004, STATS and ChipPAC consummated the previously announced merger which resulted in ChipPAC becoming a wholly-owned subsidiary of STATS. Refer to Note 12 of the consolidated financial statements for the details of the merger.

In connection with the merger with ChipPAC, the Company assumed certain obligations and guarantees of the outstanding borrowings of ChipPAC.

ChipPAC has an outstanding $50,000 8.0% convertible notes due 2011. These convertible notes can be converted into the Company’s ADSs at a conversion price of $11.448 per ADS. The conversion price may be subject to adjustments for certain events.

ChipPAC also has a $150,000 2.5% convertible notes due 2008. These convertible notes can be convertible into the Company’s ADSs at a conversion price of $9.267 per ADS. The conversion price may be subject to adjustments for certain events. On 11 October 2004, STATS ChipPAC, ChipPAC and the trustee for these convertible notes entered into a second supplemental indenture to provide for an unconditional guarantee of these convertible notes on a subordinated basis by STATS ChipPAC (but not by any of its subsidiaries).

Refer to Note 17 of the consolidated financial statements for details of the terms of these notes.

12.	Accrued Operating Expenses

Accrued operating expenses consist of the following:

	31 December
	2004	2005
Staff costs	$5,851	$9,028
Purchase of raw materials	12,744	24,012
Maintenance fees, license fees and royalties	1,452	1,197
Interest expense	2,735	7,073
Provision for vacation liability	2,846	3,335
Others	11,145	11,975

	$36,773	$56,620

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
AS AT 31 DECEMBER 2005
In thousands of U.S. Dollars
13.	Income Taxes

The Company was previously granted pioneer status under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services.” In December 2003, an application was submitted to the Singapore Economic Development Board (“EDB”) to revoke the Company’s pioneer status granted from 1 January 1996 to 31 December 2003. The Company’s pioneer trade was in an adjusted tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on its plant and machinery and trade losses in certain years. As a result, the Company had not enjoyed any tax exemption in respect of its income arising from the pioneer activities. On the other hand, the Company had paid taxes in respect of its interest and rental income as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application for the revocation was approved by EDB. Accordingly, the Company recorded $5,039 of tax recoverable in 2004 related to expected tax refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years, of which $4,559 has been refunded in 2005. The Company is in the process of working with the EDB for a new tax incentive for its Singapore operations.

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss, unutilized capital allowance and investment tax credit carryforwards. The tax effect of significant items comprising the Company’s deferred income tax assets are as follows:

	31 December
	2004	2005
Deferred income tax assets:
Operating loss carryforwards	$—	$4,780
Property, plant and equipment	16,842	32,551
Others	358	369

	17,200	37,700
Valuation allowance	(7,283)	(28,400)

Net deferred income tax assets	$9,917	$9,300

Changes in stock ownership can result in a limitation on the amount of net operating loss that are available as carryforwards. The Company determined that it had undergone such ownership change during 2004 in connection with its merger with ChipPAC. In 2005, the limitations in connection with the merger with ChipPAC related to the carryforward of certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company were waived by the Singapore tax authorities, subject to fulfillment of certain continuing conditions. Consequently, approximately $21,685 of such tax loss and capital allowance carryforwards were recognized as deferred tax assets in 2005. As at 31 December 2005, the Company has approximately $23,908 and $280,500 of tax loss carryforwards and unutilized capital allowances, which can be used to offset income tax payable in future years.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
AS AT 31 DECEMBER 2005
In thousands of U.S. Dollars
14.	Long-term Debts

Long-term debts consist of the following:

	31 December
	2004	2005
1.75% convertible fixed-rate notes	$183,500	$31,500
0% convertible fixed-rate notes	115,000	115,000
6.75% fixed-rate notes	215,000	215,000
7.5% fixed-rate notes	—	150,000
Accrued yield-to-maturity interest on notes	22,789	14,963

	536,289	526,463
Less current amounts	(137,107)	—

	$399,182	$526,463

Refer to Note 17 of the consolidated financial statements for details of the long-term debts.

Annual maturities of long-term debts as of 31 December 2005 are as follows:

Payable in year ending 31 December
2006	$—
2007	35,589
2008	125,874
2009	—
2010	150,000
Thereafter	215,000

$526,463

15.	Unutilized Credit Facilities

At 31 December 2005, the Company has undrawn banking and credit facilities consisting of long-term loans and bank guarantees of $106,775 with financial institutions.

The notional letters of credit amounts outstanding at 31 December 2004 and 2005 were $nil and $8,951, respectively.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
AS AT 31 DECEMBER 2005
In thousands of U.S. Dollars
16.	Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	31 December
	2004	2005
Deferred grant	$268	$—

The deferred grant in 2004 referred to a 5-year grant of $13,878 obtained by the Company from the Economic Development Board under its Research Incentive Scheme for Companies in 1997 to acquire equipment to be used in certain research and development projects. The grant, which was a reimbursement of specified costs, has no requirement for repayment. Amounts received for asset-related grant were deferred and recognized in other income over the life of the related asset.

17.	Share Capital, Additional Paid-in Capital, and Share Options and Incentive Plans

Refer to Note 20, 21 and 23 of the consolidated financial statements for details of the Share Capital, Additional Paid-in Capital, and Share Options and Incentive Plans, respectively.

18.	Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

	31 December
	2004	2005
Loss arising from change in functional currency	$(9,732)	$(9,732)
Unrealized gain (loss) on hedging instruments	483	(301)
Unrealized loss on available-for-sale marketable securities	(780)	(1,027)
Share of subsidiaries’ other comprehensive income	7,169	2,488

	$(2,860)	$(8,572)

19.	Commitments and Contingencies

(a)	Commitments

As of 31 December 2004 and 2005, capital commitments consist of the following:

	31 December
	2004	2005
Capital commitments
Plant and machinery	$24,011	$67,079

Other commitments
Inventories	$25,499	$51,954

The Company is party to certain royalty and licensing agreements which have anticipated payments of approximately $2,361 per annum for 2006 through 2010.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
AS AT 31 DECEMBER 2005
In thousands of U.S. Dollars
The Company leases certain of its facilities in Singapore under operating lease arrangements and has a lease agreement for the land located in Singapore related to its facilities. The Company has also leased certain plant and equipment under operating leases and under sale and lease-back arrangements.

Future minimum lease payments under non-cancelable operating leases as of 31 December 2005 were:

Payable in year ending 31 December
2006	$2,870
2007	1,655
2008	1,460
2009	580
2010	536
Thereafter	7,455

$14,556

(b)	Contingencies

In the normal course of business, the Company is subject to claims and litigations. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. On 31 July 2002, Seagate Technology L.L.C. (“Seagate”) filed suit against Atmel Corporation and Atmel SARL in Santa Clara County Superior Court. Seagate alleges that Atmel supplied defective semiconductor chips, and that Atmel had its chips outsourced and packaged by ChipPAC and Amkor Technology, Inc. On 19 November 2003, Atmel filed a First Amended Cross-Complaint against ChipPAC, Amkor and Sumitomo Bakelite, Ltd., the Japanese manufacturer of the allegedly defective epoxy mold compound. On 14 April 2005, the Company reached a resolution with Seagate with respect to this litigation. As part of a broader settlement agreement among all parties to this matter, the Company had agreed to pay a fee in consideration of a release from all claims related to this litigation. The amount related to the settlement is being paid by the Company’s insurer.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
AS AT 31 DECEMBER 2005
In thousands of U.S. Dollars
In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having ball grid array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to the Company. The Company believes that it has a meritorious defense to the claims and intend to defend the lawsuit vigorously. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome. The final resolution of the lawsuit could result in significant liability and could have a material adverse effect on the business, financial condition and results of the operations of the Company.

In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they are probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position, results of operations, or cash flows.

20.	Fair Value of Financial Instruments

	31 December
	2004		2005
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Financial Assets:
Cash and cash equivalents	$184,824	$184,824	$144,841	$144,841
Long-term marketable securities.	18,097	18,097	17,803	17,803

Financial Liabilities:
Senior and convertible notes	$536,289	$545,367	$526,463	$519,882
Refer to Note 26 of the consolidated financial statements for the methods and assumptions used to estimate the fair values of the financial instruments.

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STATS CHIPPAC LTD. AND SUBSIDIARIES
INDEX TO SUPPLEMENTARY INFORMATION

Page
SUPPLEMENTARY INFORMATION

Report of the Directors	S-3

Statement by Directors	S-9

(THIS PAGE INTENTIONALLY LEFT BLANK)

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended 31 December 2005
The directors present their report to the members together with the audited consolidated financial statements of the Group for the financial year ended 31 December 2005 and the unconsolidated balance sheet of the Company at 31 December 2005.
Directors
The directors of the Company in office at the date of this report are:

Charles R. Wofford	(Chairman)
Lim Ming Seong	(Deputy Chairman)
Tan Lay Koon	(Director, President and Chief Executive Officer)
Peter Seah Lim Huat
Tay Siew Choon
Steven H. Hamblin
Richard J. Agnich
Robert W. Conn
R. Douglas Norby
Park Chong Sup
Arrangements to enable directors to acquire shares and debentures
Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under “Share options – options granted”.
Directors’ interests in shares or debentures
(a)	According to the register of directors’ shareholdings, none of the directors holding office at the end of the financial year had any interest or was deemed to have any interest in the shares or debentures of the Company or related corporations, except as follows :
The Company — Ordinary shares of S$0.25 each fully paid

	At	At
	1.1.2005	31.12.2005
Charles R. Wofford	105,000	105,000
Tan Lay Koon	63,000	63,000
Tay Siew Choon	4,000	4,000
Steven H. Hamblin	85,000	85,000
Park Chong Sup	67,120	67,120

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended 31 December 2005
Directors’ interests in shares or debentures (continued)
The Company — Share options in unissued ordinary shares of S$0.25 each

				Per Share
				Exercise
	At	At		Price
	1.1.2005	31.12.2005		S$	Exercisable Period
Charles R. Wofford	40,000	—		6.93	20/04/2001 to 19/04/2005
	50,000	50,000		1.592	24/04/2002 to 23/04/2006
	70,000	70,000		2.885	29/04/2003 to 28/04/2007
	100,000	100,000		1.99	06/08/2004 to 05/08/2008
	50,000	50,000		1.91	17/02/2005 to 16/02/2009
	50,000	50,000	(1)	1.06	11/08/2005 to 10/08/2009
	—	57,500	(1)	1.01	03/05/2006 to 02/05/2010
	—	57,500	(1)	0.925	31/10/2006 to 30/10/2010

Lim Ming Seong	200,000	200,000		1.592	24/04/2002 to 23/04/2011
	70,000	70,000		2.885	29/04/2003 to 28/04/2007
	70,000	70,000		1.99	06/08/2004 to 05/08/2008
	35,000	35,000		1.91	17/02/2005 to 16/02/2009
	35,000	35,000		1.06	11/08/2005 to 10/08/2009
	—	42,500		1.01	03/05/2006 to 02/05/2010
	—	42,500		0.925	31/10/2006 to 30/10/2010

Tan Lay Koon	500,000	500,000		6.93	20/04/2001 to 19/04/2010
	700,000	700,000		2.826	19/10/2001 to 18/10/2010
	449,000	449,000		1.592	24/04/2002 to 23/04/2011
	325,000	325,000		2.885	29/04/2003 to 28/04/2012
	2,000,000	2,000,000		2.20	26/06/2003 to 25/06/2012
	700,000	700,000		1.99	06/08/2004 to 05/08/2013
	500,000	500,000		1.91	17/02/2005 to 16/02/2014
	500,000	500,000		1.06	11/08/2005 to 10/08/2014
	—	600,000		1.01	03/05/2006 to 02/05/2015
	—	600,000		0.925	31/10/2006 to 30/10/2015

Peter Seah Lim Huat	70,000	70,000		1.99	06/08/2004 to 05/08/2013
	35,000	35,000		1.91	17/02/2005 to 16/02/2014
	35,000	35,000		1.06	11/08/2005 to 10/08/2014
	—	40,000		1.01	03/05/2006 to 02/05/2010
	—	40,000		0.925	31/10/2006 to 30/10/2010

Tay Siew Choon	70,000	70,000		1.99	06/08/2004 to 05/08/2013
	35,000	35,000		1.91	17/02/2005 to 16/02/2014
	35,000	35,000		1.06	11/08/2005 to 10/08/2009
	—	37,500		1.01	03/05/2006 to 02/05/2010
	—	37,500		0.925	31/10/2006 to 30/10/2010

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended 31 December 2005
Directors’ interests in shares or debentures (continued)
The Company — Share options in unissued ordinary shares of S$0.25 each
(continued)

				Per Share
				Exercise
	At	At		Price
	1.1.2005	31.12.2005		S$	Exercisable Period
Steven H. Hamblin	40,000	—		6.93	20/04/2001 to 19/04/2005
	50,000	50,000		1.592	24/04/2002 to 23/04/2006
	70,000	70,000		2.885	29/04/2003 to 28/04/2007
	70,000	70,000		1.99	06/08/2004 to 05/08/2008
	35,000	35,000		1.91	17/02/2005 to 16/02/2009
	35,000	35,000	(1)	1.06	11/08/2005 to 10/08/2009
	—	37,500	(1)	1.01	03/05/2006 to 02/05/2010
	—	37,500	(1)	0.925	31/10/2006 to 30/10/2010

Richard J. Agnich	20,000	20,000		1.298	23/10/2002 to 22/10/2006
	50,000	50,000		2.885	29/04/2003 to 28/04/2007
	50,000	50,000		1.99	06/08/2004 to 05/08/2008
	25,000	25,000		1.91	17/02/2005 to 16/02/2009
	25,000	25,000	(1)	1.06	11/08/2005 to 10/08/2009
	—	42,500	(1)	1.01	03/05/2006 to 02/05/2010
	—	42,500	(1)	0.925	31/10/2006 to 30/10/2010

Robert W. Conn	174,000	174,000	(2)	1.88	15/04/2003 to 04/08/2009
	130,500	130,500	(2)	0.50	17/03/2004 to 04/08/2009
	130,500	130,500	(2)	1.36	05/02/2005 to 04/08/2009
	—	37,500	(1)	1.01	03/05/2006 to 02/05/2010
	—	37,500	(1)	0.925	31/10/2006 to 30/10/2010

R. Douglas Norby	174,000	174,000	(2)	1.88	15/04/2003 to 04/08/2009
	130,500	130,500	(2)	0.50	17/03/2004 to 04/08/2009
	130,500	130,500	(2)	1.36	05/02/2005 to 04/08/2009
	—	37,500	(1)	1.01	03/05/2006 to 02/05/2010
	—	37,500	(1)	0.925	31/10/2006 to 30/10/2010

Park Chong Sup	130,500	130,500	(2)	1.57	20/10/2001 to 04/08/2009
	43,500	43,500	(2)	0.38	27/09/2002 to 04/08/2009
	130,500	130,500	(2)	0.50	17/03/2004 to 04/08/2009
	130,500	130,500	(2)	1.36	05/02/2005 to 04/08/2009
	—	37,500	(1)	1.01	03/05/2006 to 02/05/2010
	—	37,500	(1)	0.925	31/10/2006 to 30/10/2010
Notes:

(1)	The exercise prices for these options are denominated in U.S. dollars and are presented here in Singapore dollars for comparability purposes using the exchange rate based on the Bloomberg Close Quote on the respective dates of grant.

(2)	The exercise prices for these options are denominated in U.S. dollars and presented here in Singapore dollars for comparability purposes using the exchange rate based on Bloomberg Close Quote on August 5, 2004 of S$1.7214 per $1.00.

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended 31 December 2005
Directors’ contractual benefits
Since the end of the previous financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.
Share options – options granted
During the financial year, the Company granted the following options to eligible participants pursuant to the:-
STATS ChipPAC Ltd. Share Option Plan
Options to subscribe for 27,298,600 ordinary shares of S$0.25 each fully paid (“Shares”) for cash were granted. The exercise prices of these options range from S$0.925 to S$1.235. The expiration dates of the options range from 3 May 2010 to 7 December 2015.
Options granted to eligible participants under the:-
(a)	STATS ChipPAC Ltd. Share Option Plan become exercisable at least as rapidly as 20% per year over the five-year period commencing on the date of grant. The exercisability of options outstanding under the STATS ChipPAC Ltd. Share Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of the Company, as defined in the STATS ChipPAC Ltd. Share Option Plan.

(b)	STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and Substitute Equity Incentive Plan become exercisable at least as rapidly as 20% per year over the first two years and 30% per year over the third and fourth years from the date of grant. The exercisability of options outstanding under the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and Substitute Equity Incentive Plan may be fully or partially accelerated under certain circumstances such as a change in control of the Company, as defined in the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and Substitute Equity Incentive Plan and as provided in the Option Agreement.

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended 31 December 2005
Issue of shares
During the financial year, the Company issued a total of 31,961,575 ordinary shares of S$0.25 each, fully paid, (“Shares”) comprising:-
(a)	42,725 Shares pursuant to the exercise of options granted under the Company’s Share Option Plan at exercise prices ranging from S$0.25 to S$1.06 per share for cash;
(b)	18,106,720 Shares pursuant to the exercise of options granted under the Company’s Substitute Equity Incentive Plan and Substitute Share Purchase and Option Plan at exercise prices ranging from S$0.25 to S$1.36 per share for cash; and
(c)	13,812,130 Shares pursuant to the Company’s Employee Share Purchase Plan 2004.
Unissued shares under option
At the end of the financial year, there were 124,174,513 unissued shares of the Company under the Share Option Plan, Substitute Share Purchase and Option Plan and Substitute Equity Incentive Plan. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of the options range from 24 April 2006 to 7 December 2015.
The options granted by the Company do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.
Other details of the Company’s Share Option and Incentive Plans are set out in the accompanying consolidated financial statements.

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended 31 December 2005
Audit Committee
The members of the Audit Committee (all of whom are independent non-executive directors) at the date of this report are as follows:
Richard J. Agnich (Chairman)
Steven H. Hamblin
R. Douglas Norby
The Audit Committee performs the functions specified by Section 201B of the Companies Act, Cap. 50. It meets with the Company’s external auditors and the internal auditors, and reviews the audit plans, the internal audit programme, the results of their examination and findings on their evaluation of the system of internal controls, the scope and results of the internal audit procedures and the response from the Company’s management and the assistance given by the officers of the Company to the auditors. It also reviews related party transactions and the Company’s relationship with the external auditors, including their independence and objectivity. The Audit Committee reviews the financial statements of the Company and the consolidated financial statements of the Group and the auditors’ report thereon and submits them to the Board of Directors. The Audit Committee has full access to and the cooperation of the management and has been given the resources required for it to discharge its functions. The Audit Committee has full discretion to invite any Director and executive officer to attend its meetings.
The Audit Committee has recommended to the Board of Directors that PricewaterhouseCoopers be nominated for re-appointment as auditors of the Company at the forthcoming Annual General Meeting.
Auditors
The auditors, PricewaterhouseCoopers, have expressed their willingness to accept re–appointment.
On behalf of the Board of Directors
Charles R. Wofford
Chairman

Lim Ming Seong
Deputy Chairman
Singapore
28 February 2006

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended 31 December 2005
In the opinion of the directors,
(a)	the consolidated financial statements of the Group and the unconsolidated balance sheet of the Company as set out in the Annual Report are drawn up so as to give a true and fair view of the state of affairs of the Group and the Company at 31 December 2005, and of the results of the business, changes in equity and cash flows of the Group for the financial year then ended; and
(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.
On behalf of the Board of Directors
Charles R. Wofford
Chairman
Lim Ming Seong
Deputy Chairman
Singapore
28 February 2006

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Corporate Information
BOARD OF DIRECTORS
Chairman
Charles R. Wofford
Deputy Chairman
Lim Ming Seong
Directors
Tan Lay Koon
Peter Seah Lim Huat
Tay Siew Choon
Steven H. Hamblin
Richard J. Agnich
R. Douglas Norby
Dr. Robert W. Conn
Dr. Park Chong Sup
SENIOR MANAGEMENT
Tan Lay Koon
President and Chief Executive Officer
Wan Choong Hoe
Corporate Vice President, Chief Operating Officer
Michael G. Potter
Corporate Vice President, Chief Financial Officer
Dr. Han Byung Joon
Corporate Vice President, Chief Technology Officer
Jeffrey R. Osmun
Corporate Vice President, Worldwide Sales & Marketing
Ng Tiong Gee
Corporate Vice President, Chief Information Officer
Scott J. Jewler
Corporate Vice President, Chief Strategy Officer
Dennis W. Daniels
Corporate Vice President, Human Resources
Janet T. Taylor
Corporate Vice President, General Counsel
REGISTERED OFFICE
STATS ChipPAC Ltd.
5 Yishun Street 23
Singapore 768442
Tel: (65) 6824 7888
Fax :(65) 6822 7822
CORPORATE HEADQUARTERS
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
Tel: (65) 6824 7777
Fax : (65) 6824 7826
SHAREHOLDER SERVICES FOR ORDINARY SHARES
M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Tel: (65) 6227 6660
Fax : (65) 6225 1452
SHAREHOLDER SERVICES FOR AMERICAN DEPOSITARY
SHARES (ADSs)
Citibank, N.A.
Depositary Receipt Services
388 Greenwich Street, 14th Floor
New York, NY 10013, USA
Tel: (1) 212 657 7464
Fax : (1) 212 657 5398
STOCK LISTINGS
STATS ChipPAC Ltd.’s ordinary shares are traded on the Singapore Exchange Securities Trading Limited under the symbol “STATSChP”. Our American Depositary Shares are traded on the Nasdaq National Market under the symbol “STTS”.
INDEPENDENT AUDITORS
PricewaterhouseCoopers
8 Cross Street #17-00
PWC Building
Singapore 048424
CORPORATE AND INVESTOR INFORMATION
Financial analysts, stockholders, interested investors and the financial media can find additional information about STATS ChipPAC Ltd. through our web site, located at www.statschippac.com
INVESTOR RELATIONS CONTACTS
Investor Relations Department
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
Tel : (65) 6824 7705 (Singapore)
         (1) 408 586 0608 (USA)
         chingching.lee@statschippac.com
         drew.davies@statschippac.com
The Ruth Group
757 Third Avenue
22nd Floor
New York, NY 10017
Tel : (1) 646 536 7006 (USA)
         dpasquale@theruthgroup.com
ANNUAL GENERAL MEETING
The 12th Annual General Meeting will be held at 11.30 a.m. local time, Tuesday, April 25, 2006, at the corporate office of STATS ChipPAC Ltd. at 10 Ang Mo Kio Street 65, #04-18/20 Techpoint, Singapore 569059.